# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund, Appreciation Portfolio**
**March 31, 2006 (Unaudited)**

| Common Stocks--102.7% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--18.3%** | | |
| Altria Group | 778,400 | 55,157,424 |
| CBS, Cl. B | 75,150 | 1,802,097 |
| Christian Dior | 72,700 a | 7,252,464 |
| McDonald's | 304,500 | 10,462,620 |
| McGraw-Hill Cos. | 501,600 | 28,902,192 |
| News, Cl. A | 606,436 | 10,072,902 |
| News, Cl. B | 9,800 a | 172,088 |
| Polo Ralph Lauren | 95,500 | 5,788,255 |
| Target | 216,900 | 11,280,969 |
| Time Warner | 196,800 | 3,304,272 |
| Viacom, Cl. B | 75,150 b | 2,915,820 |
| | | **137,111,103** |
| **Consumer Staples--24.2%** | | |
| Anheuser-Busch Cos. | 195,100 | 8,344,427 |
| Coca-Cola | 664,500 | 27,822,615 |
| Colgate-Palmolive | 115,000 | 6,566,500 |
| Estee Lauder Cos., Cl. A | 145,500 a | 5,411,145 |
| Nestle, ADR | 291,000 | 21,585,716 |
| PepsiCo | 445,900 | 25,768,561 |
| Procter & Gamble | 550,000 | 31,691,000 |
| Sysco | 80,000 | 2,564,000 |
| Wal-Mart Stores | 439,700 | 20,771,428 |
| Walgreen | 649,900 | 28,030,187 |
| Whole Foods Market | 38,000 | 2,524,720 |
| | | **181,080,299** |
| **Energy--19.2%** | | |
| BP, ADR | 455,900 | 31,429,746 |
| Chevron | 445,800 | 25,843,026 |
| ConocoPhillips | 215,000 | 13,577,250 |
| Exxon Mobil | 900,064 | 54,777,895 |
| Occidental Petroleum | 75,000 | 6,948,750 |
| Royal Dutch Shell, Cl. A, ADR | 59,800 | 3,723,148 |
| Total, ADR | 60,000 | 7,903,800 |
| | | **144,203,615** |
| **Financial--14.5%** | | |
| American Express | 302,500 | 15,896,375 |
| American International Group | 105,920 | 7,000,253 |
| Ameriprise Financial | 61,500 | 2,771,190 |
| Bank of America | 291,216 | 13,261,977 |
| Citigroup | 601,524 | 28,415,994 |
| HSBC Holdings, ADR | 30,000 | 2,513,400 |
| JPMorgan Chase & Co. | 435,100 | 18,117,564 |
| Merrill Lynch & Co. | 145,500 | 11,459,580 |
| SunTrust Banks | 130,600 | 9,502,456 |
| | | **108,938,789** |
| **Health Care--10.8%** | | |
| Abbott Laboratories | 324,100 | 13,764,527 |
| Eli Lilly & Co. | 261,900 | 14,483,070 |
| Johnson & Johnson | 360,000 | 21,319,200 |
| Merck & Co. | 210,000 | 7,398,300 |
| Pfizer | 630,000 | 15,699,600 |

| | | |
|---|---|---|
| Roche Holding, ADR | 64,000 | 4,762,094 |
| UnitedHealth Group | 60,000 | 3,351,600 |
| | | **80,778,391** |
| **Industrial--8.3%** | | |
| Emerson Electric | 164,900 | 13,790,587 |
| General Electric | 1,115,500 | 38,797,090 |
| United Parcel Service, Cl. B | 116,800 | 9,271,584 |
| | | **61,859,261** |
| **Information Technology--6.8%** | | |
| Automatic Data Processing | 90,000 | 4,111,200 |
| Intel | 1,404,700 | 27,180,945 |
| Microsoft | 722,300 | 19,653,783 |
| | | **50,945,928** |
| **Materials--.6%** | | |
| Praxair | 80,000 | **4,412,000** |
| **Total Common Stocks** (cost $589,463,499) | | **769,329,386** |

| **Other Investment--.1%** | **Shares** | **Value ($)** |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $912,000) | 912,000 c | **912,000** |

| **Investment of Cash Collateral for Securities Loaned--1.2%** | **Shares** | **Value ($)** |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $9,033,384) | 9,033,384 c | **9,033,384** |

| | | |
|---|---|---|
| **Total Investments** (cost $599,408,883) | **104.0%** | **779,274,770** |
| **Liabilities, Less Cash and Receivables** | **(4.0%)** | **(29,641,861)** |
| **Net Assets** | **100.0%** | **749,632,909** |

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At March 31, 2004 the total market value of the portfolio's securities on loan is $8,597,741 and the total market value of the collateral held by the portfolio is $9,033,384.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Dreyfus Variable Investment Fund, Balanced Portfolio**
**March 31, 2006 (Unaudited)**

| Common Stocks--69.9% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--6.8%** | | |
| Cabela's, Cl. A | 50,000 a,b | 1,026,000 |
| Kohl's | 19,000 b | 1,007,190 |
| Time Warner | 40,000 | 671,600 |
| Viacom, Cl. B | 15,000 b | 582,000 |
| Wal-Mart Stores | 26,200 | 1,237,688 |
| | | **4,524,478** |
| **Consumer Staples--3.2%** | | |
| Coca-Cola | 22,300 | 933,701 |
| Nestle, ADR | 16,300 | 1,209,097 |
| | | **2,142,798** |
| **Energy--4.5%** | | |
| Chevron | 26,500 | 1,536,205 |
| Exxon Mobil | 24,000 | 1,460,640 |
| | | **2,996,845** |
| **Financial--15.0%** | | |
| American International Group | 23,500 | 1,553,115 |
| Bank of America | 25,000 | 1,138,500 |
| Berkshire Hathaway, Cl. A | 13 b | 1,174,550 |
| Citigroup | 26,000 | 1,228,240 |
| Doral Financial | 60,000 | 693,000 |
| Fannie Mae | 35,000 | 1,799,000 |
| JPMorgan Chase & Co. | 30,500 | 1,270,020 |
| Marsh & McLennan Cos. | 36,000 | 1,056,960 |
| | | **9,913,385** |
| **Health Care--13.0%** | | |
| Cardinal Health | 26,800 | 1,997,136 |
| Johnson & Johnson | 16,100 | 953,442 |
| Merck & Co. | 32,600 | 1,148,498 |
| Pfizer | 77,000 | 1,918,840 |
| Wright Medical Group | 48,000 b | 948,000 |
| Wyeth | 17,000 | 824,840 |
| Zimmer Holdings | 12,700 b | 858,520 |
| | | **8,649,276** |
| **Information Technology--13.7%** | | |
| BISYS Group | 69,000 b | 930,120 |
| Dell | 10,000 b | 297,600 |
| Electronic Data Systems | 75,300 | 2,020,299 |
| First Data | 23,200 | 1,086,224 |
| Fiserv | 28,800 b | 1,225,440 |
| Lexmark International, Cl. A | 16,000 b | 726,080 |
| Microsoft | 80,000 | 2,176,800 |
| Unisys | 90,000 b | 620,100 |
| | | **9,082,663** |
| **Producer Goods--3.4%** | | |
| General Electric | 41,500 | 1,443,370 |
| Tyco International | 30,000 | 806,400 |
| | | **2,249,770** |
| **Services--10.3%** | | |
| Apollo Group, Cl. A | 24,000 b | 1,260,240 |
| Career Education | 46,300 b | 1,746,899 |
| Cendant | 62,000 | 1,075,700 |

| | | | | |
|---|---|---|---|---|
| Corinthian Colleges | | | 160,000 b | 2,304,000 |
| Interpublic Group of Cos. | | | 50,000 a,b | 478,000 |
| | | | | **6,864,839** |
| **Total Common Stocks** | | | | |
| (cost $43,258,251) | | | | **46,424,054** |

| **Preferred Stocks--2.2%** | Shares | Value ($) |
|---|---|---|
| **Auto Manufacturing--.5%** | | |
| General Motors, | | |
| Cum., $1.84 | 22,500 | **356,485** |
| **Diversified Financial Services--1.7%** | | |
| Citigroup Capital VII, | | |
| Cum., $1.78 | 25,000 | 639,063 |
| General Motors Acceptance, | | |
| Cum., $1.84 | 21,000 | 435,750 |
| | | **1,074,813** |
| **Total Preferred Stocks** | | |
| (cost $1,754,875) | | **1,431,298** |

| **Bonds and Notes--26.3%** | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Bank & Finance--.6%** | | | | |
| Bank of America, | | | | |
| Sr. Notes | 4.38 | 12/1/10 | 445,000 | **426,958** |
| **Consumer--1.5%** | | | | |
| HJ Heinz, | | | | |
| Notes | 6.00 | 3/15/08 | 1,000,000 a | **1,008,223** |
| **Diversified Financial Services--1.2%** | | | | |
| Ford Motor Credit, | | | | |
| Notes | 5.09 | 3/13/07 | 35,000 c | 33,932 |
| Ford Motor Credit, | | | | |
| Notes | 5.79 | 9/28/07 | 105,000 c | 100,820 |
| General Motors Acceptance, | | | | |
| Notes | 6.13 | 2/1/07 | 45,000 | 44,314 |
| General Motors Acceptance, | | | | |
| Notes | 6.75 | 12/1/14 | 135,000 | 121,720 |
| International Lease Finance, | | | | |
| Unscd. Unsub. Notes | 4.75 | 7/1/09 | 500,000 a | 488,969 |
| | | | | **789,755** |
| **Insurance--2.8%** | | | | |
| Berkshire Hathaway Finance, | | | | |
| Notes | 3.38 | 10/15/08 | 1,000,000 | 958,313 |
| Marsh & McLennan Cos., | | | | |
| Sr. Notes | 7.13 | 6/15/09 | 850,000 | 884,613 |
| | | | | **1,842,926** |
| **Media--4.4%** | | | | |
| Liberty Media, | | | | |
| Notes | 3.50 | 9/25/06 | 1,000,000 | 993,875 |
| Tribune, | | | | |
| Unscd. Notes | 4.88 | 8/15/10 | 2,000,000 | 1,924,632 |
| | | | | **2,918,507** |
| **Pharmaceuticals--1.2%** | | | | |
| Cardinal Health, | | | | |
| Notes | 6.75 | 2/15/11 | 750,000 | **786,357** |
| **Real Estate--.1%** | | | | |
| EOP Operating, | | | | |
| Sr. Notes | 7.00 | 7/15/11 | 35,000 | **36,867** |
| **Software--1.4%** | | | | |
| First Data, | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 3.90 | 10/1/09 | 1,000,000 | **950,889** |
| **Telecommunications--3.3%** | | | | |
| GTE Northwest, | | | | |
| Unscd. Debs., Ser. C | 6.30 | 6/1/10 | 1,700,000 | 1,717,661 |
| New York Telephone, | | | | |
| Unscd. Debs | 6.13 | 1/15/10 | 500,000 | 498,514 |
| | | | | **2,216,175** |
| **U.S. Government Agencies--6.8%** | | | | |
| Federal Home Loan Bank System, | | | | |
| Bonds | 3.25 | 8/11/06 | 2,000,000 | 1,987,854 |
| Federal Home Loan Bank System., | | | | |
| Bonds | 4.50 | 7/12/10 | 500,000 | 491,067 |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 2.38 | 2/15/07 | 1,000,000 | 977,028 |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 3.75 | 4/15/07 | 500,000 | 493,220 |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 4.75 | 12/8/10 | 500,000 | 491,560 |
| | | | | **4,440,729** |
| **U.S. Government Agencies/Mortgage-Backed--.4%** | | | | |
| Federal Home Loan Mortgage Corp | | | | |
| 5.50%, 9/1/34 | | | 21,840 | 21,362 |
| Federal National Mortgage Association | | | | |
| 5.50%, 9/1/34 | | | 89,389 | 87,411 |
| 6.00%, 9/1/34 | | | 150,386 | 150,496 |
| | | | | **259,269** |
| **U.S. Government Securities--2.6%** | | | | |
| U.S. Treasury Notes | 4.25 | 10/15/10 | 1,800,000 | **1,758,510** |
| | | | | |
| **Total Bonds and Notes** | | | | |
| (cost $17,848,523) | | | | **17,435,165** |

| **Investment of Cash Collateral for Securities Loaned--3.3%** | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $2,183,994) | 2,183,994 [d] | **2,183,994** |
| | | |
| **Total Investments** (cost $65,045,643) | 101.7% | 67,474,511 |
| **Liabilities, Less Cash and Receivables** | (1.7%) | (1,109,148) |
| **Net Assets** | 100.0% | 66,365,363 |

ADR - American Depository Receipts

a    All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on loan is $2,120,025 and the total market value of the collateral held by the portfolio is $2,183,994.

b    Non-income producing security.

c    Variable rate security--interest rate subject to periodic change.

d    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Dreyfus Variable Investment Fund, Developing Leaders Portfolio**
**March 31, 2006 (Unaudited)**

| Common Stocks--99.3% | Shares | Value ($) |
|---|---|---|
| **Commercial & Professional Services--9.9%** | | |
| Agilysys | 223,100 | 3,359,886 |
| Asset Acceptance Capital | 63,200 a | 1,230,504 |
| Brightpoint | 274,400 a | 8,522,864 |
| CBIZ | 53,400 a | 427,200 |
| Concur Technologies | 100,100 a | 1,854,853 |
| Handleman | 198,300 | 1,903,680 |
| Hudson Highland Group | 175,800 a | 3,329,652 |
| Kforce | 226,500 a | 2,887,875 |
| MPS Group | 179,500 a | 2,746,350 |
| Performance Food Group | 285,500 a,b | 8,904,745 |
| Portfolio Recovery Associates | 180,800 a,b | 8,466,864 |
| Resources Connection | 266,300 a | 6,633,533 |
| Ritchie Brothers Auctioneers | 97,600 | 4,831,200 |
| Spherion | 487,000 a | 5,064,800 |
| Startek | 49,600 | 1,168,576 |
| Valassis Communications | 147,700 a,b | 4,337,949 |
| Valueclick | 346,700 a | 5,866,164 |
| WESCO International | 126,200 a | 8,582,862 |
| | | **80,119,557** |
| **Communications--2.3%** | | |
| Centennial Communications | 222,700 | 1,632,391 |
| Commonwealth Telephone Enterprises | 208,200 b | 7,172,490 |
| SBA Communications, Cl. A | 310,476 a | 7,268,243 |
| Talk America Holdings | 275,800 a,b | 2,352,574 |
| | | **18,425,698** |
| **Consumer Durables--2.2%** | | |
| Brookfield Homes | 144,100 b | 7,473,026 |
| Charles & Colvard | 90,625 b | 981,469 |
| WMS Industries | 304,500 a,b | 9,165,450 |
| | | **17,619,945** |
| **Consumer Non-Durables--2.2%** | | |
| Mannatech | 245,900 b | 4,273,742 |
| Ralcorp Holdings | 101,200 a | 3,850,660 |
| Warnaco Group | 402,100 a | 9,650,400 |
| | | **17,774,802** |
| **Consumer Services--3.5%** | | |
| Bankrate | 21,500 a,b | 936,540 |
| Corinthian Colleges | 261,600 a | 3,767,040 |
| Escala Group | 90,600 a,b | 2,372,814 |
| Jack in the Box | 100,000 a | 4,350,000 |
| Lakes Entertainment | 94,400 a | 1,027,072 |
| Pinnacle Entertainment | 183,900 a | 5,180,463 |
| Sinclair Broadcast Group, Cl. A | 511,400 | 4,167,910 |
| Six Flags | 428,700 a,b | 4,364,166 |
| World Wrestling Entertainment | 146,700 | 2,479,230 |
| | | **28,645,235** |
| **Consumer Services--.1%** | | |
| Central Parking | 32,700 | **523,200** |
| **Electronic Technology--15.4%** | | |
| ADE | 244,000 a | 7,471,280 |
| Adtran | 216,800 | 5,675,824 |
| Aeroflex | 382,300 a | 5,248,979 |

| | | |
|---|---:|---:|
| American Science & Engineering | 76,800 a | 7,173,120 |
| Armor Holdings | 89,600 a | 5,222,784 |
| Broadwing | 267,900 a | 3,948,846 |
| Coherent | 113,300 a | 3,977,963 |
| Comtech Telecommunications | 142,700 a | 4,162,559 |
| Exar | 392,066 a | 5,598,702 |
| Foundry Networks | 425,500 a | 7,727,080 |
| Hutchinson Technology | 225,000 a,b | 6,788,250 |
| Intevac | 194,800 a | 5,606,344 |
| Kaman | 44,300 | 1,114,588 |
| Komag | 104,700 a,b | 4,983,720 |
| MIPS Technologies | 288,300 a | 2,150,718 |
| Multi-Fineline Electronix | 143,700 a,b | 8,405,013 |
| Netlogic Microsystems | 118,600 a | 4,887,506 |
| Novatel Wireless | 397,600 a,b | 3,558,520 |
| PLX Technology | 107,500 a | 1,349,125 |
| Portalplayer | 240,900 a,b | 5,355,207 |
| Power Integrations | 385,000 a | 9,540,300 |
| Silicon Image | 362,100 a | 3,733,251 |
| Spectralink | 263,900 | 3,311,945 |
| Triumph Group | 116,900 a | 5,173,994 |
| TTM Technologies | 97,400 a | 1,411,326 |
| Universal Display | 71,800 a,b | 1,032,484 |
| | | **124,609,428** |
| **Energy Minerals--3.7%** | | |
| Cabot Oil & Gas | 80,850 | 3,875,141 |
| Cimarex Energy | 88,800 | 3,841,488 |
| Frontier Oil | 202,500 | 12,018,375 |
| W-H Energy Services | 235,900 a | 10,495,191 |
| | | **30,230,195** |
| **Finance--21.1%** | | |
| Arbor Realty Trust | 175,800 | 4,744,842 |
| Arch Capital Group | 126,800 a | 7,321,432 |
| Ashford Hospitality Trust | 84,100 | 1,042,840 |
| BankAtlantic Bancorp, Cl. A | 525,600 | 7,563,384 |
| Boston Private Financial Holdings | 289,800 | 9,792,342 |
| Boykin Lodging | 162,400 a | 1,833,496 |
| Citizens Banking | 72,300 | 1,941,255 |
| Commercial Net Lease Realty | 156,100 | 3,637,130 |
| CompuCredit | 203,800 a,b | 7,501,878 |
| Corus Bankshares | 33,800 b | 2,009,072 |
| Equity Inns | 248,300 | 4,022,460 |
| FelCor Lodging Trust | 415,100 | 8,758,610 |
| Fieldstone Investment | 46,000 | 542,800 |
| First Bancorp/Puerto Rico | 150,900 | 1,865,124 |
| First Midwest Bancorp/IL | 296,000 | 10,824,720 |
| First Niagara Financial Group | 450,900 | 6,610,194 |
| First Republic Bank/San Francisco, CA | 47,800 | 1,807,796 |
| FirstFed Financial | 146,100 a,b | 8,738,241 |
| Fremont General | 374,800 b | 8,080,688 |
| Getty Realty | 95,900 | 2,790,690 |
| HomeBanc/Atlanta, GA | 236,800 | 2,081,472 |
| Inland Real Estate | 66,100 | 1,078,091 |
| Investment Technology Group | 212,000 a | 10,557,600 |
| LandAmerica Financial Group | 36,500 | 2,476,525 |
| LTC Properties | 80,400 | 1,870,104 |
| MAF Bancorp | 150,900 | 6,604,893 |
| National Health Investors | 75,900 | 1,927,860 |
| Ohio Casualty | 64,300 | 2,038,310 |

| | | |
|---|---:|---:|
| Omega Healthcare Investors | 528,700 | 7,412,374 |
| Phoenix Cos. | 253,300 | 4,128,790 |
| Ramco-Gershenson Properties | 65,500 | 1,982,685 |
| Senior Housing Properties Trust | 147,200 | 2,664,320 |
| Sunterra | 223,300 a,b | 3,188,724 |
| Texas Regional Bancshares, Cl. A | 340,010 | 10,026,895 |
| Trustco Bank NY | 99,400 b | 1,209,698 |
| UICI | 33,300 | 1,231,767 |
| W Holding | 278,000 | 2,187,860 |
| Wintrust Financial | 135,000 | 7,852,950 |
| | | **171,949,912** |
| **Health Technology--6.9%** | | |
| Alpharma, Cl. A | 53,300 | 1,429,506 |
| Angiodynamics | 241,900 a | 7,271,514 |
| Aspect Medical Systems | 154,200 a | 4,231,248 |
| CNS | 90,000 | 1,938,600 |
| Exelixis | 199,600 a | 2,397,196 |
| Geron | 394,300 a,b | 3,276,633 |
| Impax Laboratories | 367,900 a,b | 3,675,321 |
| Medicis Pharmaceutical, Cl. A | 29,500 | 961,700 |
| Myogen | 150,500 a | 5,452,615 |
| Neurometrix | 97,700 a | 3,804,438 |
| Palomar Medical Technologies | 176,600 a,b | 5,907,270 |
| PRA International | 75,000 a | 1,859,250 |
| Renovis | 96,300 a,b | 2,053,116 |
| Thoratec | 153,600 a | 2,959,872 |
| United Therapeutics | 131,100 a,b | 8,689,308 |
| | | **55,907,587** |
| **Non-Energy Minerals--2.6%** | | |
| NS Group | 197,700 a | 9,100,131 |
| Olin | 400,000 | 8,588,000 |
| Universal Forest Products | 48,000 | 3,047,520 |
| | | **20,735,651** |
| **Process Industries--5.1%** | | |
| Agrium | 415,300 | 10,490,478 |
| Albany International, Cl. A | 218,800 | 8,334,092 |
| Chesapeake | 246,400 | 3,420,032 |
| GrafTech International | 729,100 a | 4,447,510 |
| Headwaters | 233,600 a,b | 9,294,944 |
| Pioneer Cos. | 181,000 a | 5,520,500 |
| | | **41,507,556** |
| **Producer Manufacturing--5.4%** | | |
| Actuant, Cl. A | 173,700 b | 10,633,914 |
| Dynamic Materials | 163,000 b | 5,809,320 |
| Encore Wire | 194,600 a | 6,593,048 |
| Gardner Denver | 174,500 a | 11,377,400 |
| Steel Technologies | 159,200 | 3,868,560 |
| Wabtec | 178,600 | 5,822,360 |
| | | **44,104,602** |
| **Retail Trade--6.9%** | | |
| Conn's | 229,391 a,b | 7,835,997 |
| Finish Line, Cl. A | 500,000 | 8,225,000 |
| Great Atlantic & Pacific Tea | 29,700 a | 1,037,421 |
| Hibbett Sporting Goods | 197,250 a | 6,507,277 |
| Pacific Sunwear of California | 459,200 a | 10,175,872 |
| Sonic Automotive | 179,400 | 4,980,144 |
| Talbots | 300,000 b | 8,061,000 |
| Tuesday Morning | 378,300 | 8,734,947 |
| | | **55,557,658** |

**Technology Services--9.0%**

| | | |
|---|---|---|
| Albany Molecular Research | 124,200 a,b | 1,261,872 |
| Apria Healthcare Group | 132,400 b | 3,042,552 |
| Bottomline Technologies | 94,200 a | 1,293,366 |
| Click Commerce | 176,100 a,b | 4,215,834 |
| eCollege.com | 285,800 a | 5,384,472 |
| Genesis HealthCare | 172,300 a,b | 7,570,862 |
| InfoSpace | 204,300 a,b | 5,710,185 |
| Integrated Device Technology | 205,030 a | 3,046,746 |
| Intergraph | 231,500 a,b | 9,644,290 |
| Internet Capital Group | 102,100 a | 961,782 |
| Magellan Health Services | 147,000 a | 5,949,090 |
| Per-Se Technologies | 283,545 a,b | 7,559,310 |
| Quest Software | 206,700 a | 3,451,890 |
| Secure Computing | 163,600 a | 1,887,944 |
| SYKES Enterprises | 88,500 a | 1,254,930 |
| Trizetto Group | 107,377 a | 1,888,761 |
| United Online | 401,400 | 5,162,004 |
| Vignette | 246,300 a | 3,632,925 |
| | | **72,918,815** |

**Transportation--1.5%**

| | | |
|---|---|---|
| AAR | 31,500 a | 897,120 |
| Skywest | 397,600 | 11,637,752 |
| | | **12,534,872** |

**Utilities--1.5%**

| | | |
|---|---|---|
| Otter Tail | 30,200 | 866,438 |
| UIL Holdings | 83,300 | 4,360,755 |
| Vectren | 257,200 | 6,784,936 |
| | | **12,012,129** |

**Total Common Stocks**

| | | |
|---|---|---|
| (cost $678,780,274) | | **805,176,842** |

| Other Investment--.0% | Shares | Value ($) |
|---|---|---|
| Registered Investment Company; | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $209,000) | 209,000 c | **209,000** |

| Investment of Cash Collateral for Securities Loaned--14.2% | Shares | Value ($) |
|---|---|---|
| Registered Investment Company; | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $115,422,839) | 115,422,839 c | **115,422,839** |

| | | |
|---|---|---|
| **Total Investments** (cost $794,412,113) | **113.5%** | **920,808,681** |
| **Liabilities, Less Cash and Receivables** | **(13.5%)** | **(109,806,731)** |
| **Net Assets** | **100.0%** | **811,001,950** |

a    Non-income producing security.

b    All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on
     loan is $111,396,275 and the total market value of the collateral held by the portfolio is $115,422,839.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**STATEMENT OF INVESTMENTS**
**Dreyfus Variable Investment Fund, Disciplined Stock Portfolio**
**March 31, 2006 (Unaudited)**

| Common Stocks--101.0% | Shares | Value ($) |
|---|---|---|
| **Basic Industries--2.0%** | | |
| Air Products & Chemicals | 7,760 | 521,394 |
| Dow Chemical | 11,880 | 482,328 |
| E I Du Pont de Nemours & Co. | 9,240 | 390,020 |
| PPG Industries | 4,720 | 299,012 |
| Smurfit-Stone Container | 21,000 a | 284,970 |
| | | **1,977,724** |
| **Capital Goods--11.2%** | | |
| Eaton | 7,600 | 554,572 |
| Emerson Electric | 15,720 | 1,314,664 |
| Empresa Brasileira de Aeronautica, ADR | 15,300 b | 563,805 |
| General Electric | 90,990 | 3,164,632 |
| Lockheed Martin | 15,670 | 1,177,287 |
| Rockwell Automation | 9,830 | 706,875 |
| Steel Dynamics | 8,100 | 459,513 |
| Textron | 11,570 | 1,080,522 |
| Thermo Electron | 16,000 a | 593,440 |
| Tyco International | 16,520 | 444,058 |
| United Technologies | 15,990 | 926,940 |
| | | **10,986,308** |
| **Consumer Non-Durables--5.7%** | | |
| Cadbury Schweppes, ADR | 32,670 | 1,306,800 |
| General Mills | 10,110 | 512,375 |
| Kellogg | 11,810 | 520,112 |
| PepsiCo | 21,820 | 1,260,978 |
| Procter & Gamble | 35,234 | 2,030,183 |
| | | **5,630,448** |
| **Consumer Services--13.0%** | | |
| Accenture, Cl. A | 16,820 | 505,777 |
| Advance Auto Parts | 16,410 | 683,312 |
| Cendant | 56,920 | 987,562 |
| Coach | 14,250 a | 492,765 |
| CVS | 36,200 | 1,081,294 |
| Hilton Hotels | 66,760 | 1,699,710 |
| Home Depot | 22,600 | 955,980 |
| JC Penney | 14,670 | 886,215 |
| Kroger | 24,660 | 502,078 |
| McDonald's | 33,930 | 1,165,835 |
| Omnicom Group | 6,140 | 511,155 |
| Target | 22,380 | 1,163,984 |
| Time Warner | 54,600 | 916,734 |
| Walt Disney | 41,700 | 1,163,013 |
| | | **12,715,414** |
| **Consumer Staples--3.2%** | | |
| Altria Group | 44,650 | **3,163,899** |
| **Energy--10.4%** | | |
| Chevron | 13,300 | 771,001 |
| ConocoPhillips | 23,810 | 1,503,601 |
| Devon Energy | 20,800 | 1,272,336 |
| Exxon Mobil | 52,220 | 3,178,109 |
| GlobalSantaFe | 17,000 | 1,032,750 |
| Marathon Oil | 6,660 | 507,292 |

| | | |
|---|---:|---:|
| Nabors Industries | 7,410 a | 530,408 |
| Weatherford International | 29,700 a | 1,358,775 |
| | | **10,154,272** |
| | | |
| **Financial Services--21.1%** | | |
| American International Group | 14,391 | 951,101 |
| Bank of America | 61,850 | 2,816,649 |
| Capital One Financial | 5,740 | 462,185 |
| Chubb | 6,050 | 577,412 |
| CIT Group | 21,620 | 1,157,102 |
| Citigroup | 38,530 | 1,820,157 |
| E*Trade Financial | 35,510 a | 958,060 |
| Hartford Financial Services Group | 11,460 | 923,103 |
| JPMorgan Chase & Co. | 73,160 | 3,046,382 |
| Lehman Brothers Holdings | 4,570 | 660,502 |
| Merrill Lynch & Co. | 20,660 | 1,627,182 |
| Morgan Stanley | 12,330 | 774,571 |
| Prudential Financial | 16,880 | 1,279,673 |
| Wachovia | 37,380 | 2,095,149 |
| WR Berkley | 12,330 | 715,880 |
| Zions Bancorporation | 8,360 | 691,623 |
| | | **20,556,731** |
| | | |
| **Health Care--12.6%** | | |
| AmerisourceBergen | 20,520 | 990,500 |
| Amgen | 13,060 a | 950,115 |
| Barr Pharmaceuticals | 11,630 a | 732,457 |
| Fisher Scientific International | 14,480 a | 985,364 |
| IMS Health | 28,930 | 745,526 |
| Invitrogen | 7,310 a | 512,650 |
| Johnson & Johnson | 23,110 | 1,368,574 |
| Medtronic | 16,730 | 849,047 |
| Novartis, ADR | 18,690 | 1,036,174 |
| Omnicare | 10,140 | 557,599 |
| Pfizer | 33,894 | 844,638 |
| WellPoint | 15,340 a | 1,187,776 |
| Wyeth | 32,730 | 1,588,060 |
| | | **12,348,480** |
| **Technology--14.0%** | | |
| Amphenol, Cl. A | 11,510 | 600,592 |
| Broadcom, Cl. A | 15,270 a | 659,053 |
| Cisco Systems | 102,500 a | 2,221,175 |
| Citrix Systems | 19,050 a | 721,995 |
| Hewlett-Packard | 51,120 | 1,681,848 |
| International Business Machines | 19,780 | 1,631,257 |
| Microsoft | 110,360 | 3,002,896 |
| NCR | 13,910 a | 581,299 |
| Qualcomm | 32,510 | 1,645,331 |
| Texas Instruments | 30,380 | 986,439 |
| | | **13,731,885** |
| | | |
| **Transportation--2.4%** | | |
| Burlington Northern Santa Fe | 12,700 | 1,058,291 |
| Norfolk Southern | 16,440 | 888,911 |
| US Airways Group | 10,460 a | 418,400 |
| | | **2,365,602** |
| | | |
| **Utilities--5.4%** | | |
| AT & T | 31,200 | 843,648 |
| Constellation Energy Group | 13,490 | 738,038 |
| PG & E | 36,360 | 1,414,404 |
| Sempra Energy | 26,710 | 1,240,947 |

| | | |
|---|---:|---:|
| Verizon Communications | 31,300 | 1,066,078 |
| | | **5,303,115** |
| **Total Common Stocks** | | |
| (cost $81,548,439) | | **98,933,878** |

| | Principal | |
|---|---:|---:|
| **Short-Term Investments--.9%** | **Amount ($)** | **Value ($)** |
| **U.S. Treasury Bills** | | |
| 4.33%, 4/6/06 | 157,000 | 156,944 |
| 4.37%, 4/13/06 | 341,000 | 340,574 |
| 4.53%, 4/20/06 | 411,000 | 410,120 |
| **Total Short-Term Investments** | | |
| (cost $907,426) | | **907,638** |

| | | |
|---|---:|---:|
| **Other Investment--.5%** | **Shares** | **Value ($)** |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $487,000) | 487,000 c | **487,000** |

| | | |
|---|---:|---:|
| **Investment of Cash Collateral for** | | |
| **Securities Loaned--.6%** | **Shares** | **Value ($)** |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $596,700) | 596,700 c | **596,700** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $83,539,565) | **103.0%** | **100,925,216** |
| **Liabilities, Less Cash and Receivables** | **(3.0%)** | **(2,921,905)** |
| **Net Assets** | **100.0%** | **98,003,311** |

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At March 31, 2006 the total market value of the portfolio's security on loan is
$563,805 and the total market value of the collateral held by the portfolio is $596,700.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund, Growth & Income Portfolio**

**March 31, 2006** (Unaudited)

| Common Stocks--98.8% | Shares | Value ($) |
|---|---:|---:|
| **Basic Industries--2.6%** | | |
| Air Products & Chemicals | 35,400 | 2,378,526 |
| E I Du Pont de Nemours & Co. | 65,500 | 2,764,755 |
| | | **5,143,281** |
| **Capital Goods--10.3%** | | |
| Corning | 62,200 [a] | 1,673,802 |
| Danaher | 66,200 | 4,207,010 |
| Emerson Electric | 41,600 | 3,479,008 |
| General Electric | 245,400 | 8,535,012 |
| Textron | 28,500 | 2,661,615 |
| | | **20,556,447** |
| **Consumer Non-Durables--3.8%** | | |
| Cadbury Schweppes, ADR | 23,900 | 956,000 |
| PepsiCo | 56,300 | 3,253,577 |
| Procter & Gamble | 56,900 | 3,278,578 |
| | | **7,488,155** |
| **Consumer Services--12.2%** | | |
| 3M | 40,700 | 3,080,583 |
| Advance Auto Parts | 71,600 | 2,981,424 |
| CVS | 126,300 | 3,772,581 |
| Hilton Hotels | 131,600 | 3,350,536 |
| Home Depot | 72,400 | 3,062,520 |
| McDonald's | 63,000 | 2,164,680 |
| News, Cl. A | 134,100 | 2,227,401 |
| Target | 70,700 | 3,677,107 |
| | | **24,316,832** |
| **Consumer Staples--2.6%** | | |
| Altria Group | 73,600 | **5,215,296** |
| **Energy--12.1%** | | |
| Anadarko Petroleum | 23,700 | 2,393,937 |
| Chesapeake Energy | 54,900 | 1,724,409 |
| Chevron | 37,600 | 2,179,672 |
| ConocoPhillips | 33,300 | 2,102,895 |
| Exxon Mobil | 145,300 | 8,842,958 |
| Grant Prideco | 54,700 [a] | 2,343,348 |
| Transocean | 28,600 [a] | 2,296,580 |
| Weatherford International | 49,500 [a] | 2,264,625 |
| | | **24,148,424** |
| **Financial Services--20.0%** | | |
| Affiliated Managers Group | 30,300 [a,b] | 3,230,283 |

| | | |
|---|---:|---:|
| Axis Capital Holdings | 129,400 | 3,869,060 |
| Bank of America | 154,000 | 7,013,160 |
| Capital One Financial | 51,500 | 4,146,780 |
| Countrywide Financial | 124,300 | 4,561,810 |
| JPMorgan Chase & Co. | 158,400 | 6,595,776 |
| Merrill Lynch & Co. | 69,400 | 5,465,944 |
| Wachovia | 92,900 | 5,207,045 |
| | | **40,089,858** |
| **Health Care--13.1%** | | |
| Abbott Laboratories | 73,800 | 3,134,286 |
| Alcon | 27,400 | 2,856,724 |
| Amgen | 27,000 [a] | 1,964,250 |
| Caremark Rx | 28,500 [a] | 1,401,630 |
| Fisher Scientific International | 17,800 [a] | 1,211,290 |
| Genzyme | 32,400 [a] | 2,177,928 |
| Medtronic | 54,800 | 2,781,100 |
| Novartis, ADR | 57,500 | 3,187,800 |
| WellPoint | 43,500 [a] | 3,368,205 |
| Wyeth | 84,700 | 4,109,644 |
| | | **26,192,857** |
| **Technology--15.8%** | | |
| Adobe Systems | 34,200 | 1,194,264 |
| Advanced Micro Devices | 36,400 [a] | 1,207,024 |
| Apple Computer | 14,400 [a] | 903,168 |
| Broadcom, Cl. A | 28,800 [a] | 1,243,008 |
| Cisco Systems | 149,500 [a] | 3,239,665 |
| Citrix Systems | 42,400 [a] | 1,606,960 |
| Electronic Arts | 43,900 [a] | 2,402,208 |
| EMC/Massachusetts | 72,900 [a] | 993,627 |
| Google, Cl. A | 2,327 [a] | 907,530 |
| Intel | 80,100 | 1,549,935 |
| International Business Machines | 34,900 | 2,878,203 |
| Microchip Technology | 65,200 | 2,366,760 |
| Microsoft | 223,000 | 6,067,830 |
| Motorola | 44,600 | 1,021,786 |
| Qualcomm | 56,100 | 2,839,221 |
| Yahoo! | 33,500 [a] | 1,080,710 |
| | | **31,501,899** |
| **Transportation--1.7%** | | |
| Burlington Northern Santa Fe | 41,700 | **3,474,861** |
| **Utilities--4.6%** | | |
| AT & T | 103,900 | 2,809,456 |
| PG & E | 27,500 [b] | 1,069,750 |
| Sempra Energy | 37,900 | 1,760,834 |
| Southern | 53,600 | 1,756,472 |
| Verizon Communications | 53,500 | 1,822,210 |
| | | **9,218,722** |

**Total Common Stocks**
  (cost $172,813,050)                                                              **197,346,632**

| Other Investment--.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $1,839,000) | 1,839,000 ᶜ | **1,839,000** |

| Investment of Cash Collateral for Securities Loaned--2.1% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $4,114,500) | 4,114,500 ᶜ | **4,114,500** |

| | | |
|---|---|---|
| **Total Investments (cost $178,766,550)** | **101.8%** | **203,300,132** |
| **Liabilities, Less Cash and Receivables** | **(1.8%)** | **(3,619,658)** |
| **Net Assets** | **100.0%** | **199,680,474** |

ADR - American Depository Receipts

a    Non-income producing security

b    All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on
     loan is $4,000,503 and the total market value of the collateral held by the portfolio is $4,114,500.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment: International Equity**

**March 31, 2006 (Unaudited)**

| Common Stocks--96.7% | Shares | Value ($) |
|---|---|---|
| **Australia--1.0%** | | |
| ABC Learning Centres | 45,300 | 270,220 |
| Excel Coal | 59,869 | 321,541 |
| | | **591,761** |
| **Belgium--.7%** | | |
| KBC Groep | 4,044 | **434,043** |
| **Brazil--8.3%** | | |
| All America Latina Logistica (Units) | 17,261 | 1,076,659 |
| Brasil Telecom Participacoes, ADR | 24,545 | 890,738 |
| Diagnosticos da America | 20,580 a | 532,569 |
| Gafisa | 9,400 a | 100,689 |
| Natura Cosmeticos | 74,000 | 878,835 |
| Petroleo Brasileiro, ADR (Pfd Block) | 17,701 | 1,413,425 |
| | | **4,892,915** |
| **Canada--5.8%** | | |
| Canadian Pacific Railway | 7,105 | 354,489 |
| EnCana | 7,699 | 359,335 |
| Goldcorp | 16,332 | 477,918 |
| Oncolytics Biotech | 151,225 a | 783,516 |
| Paramount Resources | 13,235 | 472,071 |
| Petro-Canada | 12,880 | 610,854 |
| Talisman Energy | 6,436 | 341,835 |
| | | **3,400,018** |
| **France--6.9%** | | |
| Accor | 8,969 | 516,850 |
| Alcatel | 33,335 | 515,678 |
| AXA | 28,646 | 1,004,963 |
| Sanofi-Aventis | 5,918 | 562,772 |
| Societe Generale | 5,986 | 899,904 |
| Vivendi Universal | 16,663 | 572,059 |
| | | **4,072,226** |
| **Germany--10.6%** | | |
| Allianz | 4,542 | 758,971 |
| Comdirect Bank | 48,957 | 603,147 |
| DaimlerChrysler | 9,532 | 547,331 |
| Deutsche Bank | 3,841 | 438,079 |
| Deutsche Boerse | 6,717 | 968,300 |
| Deutsche Post | 13,778 | 344,329 |
| Deutsche Postbank | 8,002 | 580,453 |
| Deutsche Wohnen | 1,476 | 470,251 |
| MLP | 18,154 | 443,574 |
| Praktiker Bau- und Heimwerkermaerkte | 11,470 | 334,864 |
| Siemens | 4,276 | 398,493 |
| Tipp24 | 13,428 | 401,787 |
| | | **6,289,579** |
| **India--.5%** | | |

| | | |
|---|---|---|
| Reliance Industries, GDR | 8,306 b | **295,577** |
| **Ireland--1.2%** | | |
| Irish Life & Permanent | 29,833 | **715,566** |
| **Italy--1.0%** | | |
| UniCredito Italiano | 79,585 | **575,081** |
| **Japan--15.4%** | | |
| Fuji Television Network | 278 | 694,262 |
| Hakuhodo DY Holdings | 4,300 | 359,779 |
| Japan Tobacco | 210 | 738,501 |
| Keihin Electric Express Railway | 53,000 | 434,445 |
| Matsui Securities | 60,800 | 842,859 |
| Mitsubishi | 29,000 | 660,183 |
| Mitsubishi UFJ Financial Group | 90 | 1,376,088 |
| Nikko Cordial | 55,000 | 911,021 |
| Nippon Express | 66,000 | 374,500 |
| Nissan Motor | 51,300 | 609,194 |
| Toyota Motor | 22,800 | 1,245,309 |
| Yamato Holdings | 41,000 | 839,329 |
| | | **9,085,470** |
| **Malaysia--.7%** | | |
| Bursa Malaysia | 250,000 | **400,478** |
| **Mexico--.7%** | | |
| Desarrolladora Homex, ADR | 11,170 a | **394,636** |
| **Netherlands--4.0%** | | |
| ASML Holding | 31,584 a | 644,695 |
| ING Groep | 24,955 | 985,514 |
| Koninklijke Philips Electronics | 21,972 | 742,345 |
| | | **2,372,554** |
| **Norway--3.9%** | | |
| Norsk Hydro | 7,142 | 989,010 |
| Statoil | 29,478 | 849,679 |
| Stolt Offshore | 31,322 a | 492,019 |
| | | **2,330,708** |
| **Russia--2.5%** | | |
| AFK Sistema, GDR | 25,028 | 610,683 |
| LUKOIL, ADR | 10,322 | 860,855 |
| | | **1,471,538** |
| **Singapore--1.8%** | | |
| MobileOne | 720 | 1,047 |
| Singapore Airlines | 73,000 | 632,152 |
| Singapore Post | 609,000 | 452,032 |
| | | **1,085,231** |
| **South Korea--4.1%** | | |
| KT&G, GDR | 32,018 b | 902,908 |
| Samsung | 31,160 | 798,481 |
| Samsung Electronics, GDR | 2,207 b | 721,137 |
| | | **2,422,526** |
| **Sweden--.8%** | | |
| Telefonaktiebolaget LM Ericsson, Cl. B | 119,191 | **452,942** |
| **Switzerland--6.7%** | | |
| Nestle | 1,325 | 393,142 |
| Novartis | 17,578 | 977,080 |

| | | |
|---|---:|---:|
| Roche Holding | 5,467 | 813,574 |
| UBS | 9,755 | 1,071,008 |
| Zurich Financial Services | 3,077 | 722,480 |
| | | **3,977,284** |
| **Thailand--2.9%** | | |
| Bank of Ayudhya | 1,429,300 | 672,828 |
| Banpu | 119,100 | 456,486 |
| Siam Commercial Bank | 362,800 | 601,945 |
| | | **1,731,259** |
| **United Kingdom--17.2%** | | |
| Anglo American | 9,913 | 381,761 |
| Barclays | 81,035 | 947,622 |
| BHP Billiton | 60,374 | 1,102,260 |
| BP | 73,658 | 845,369 |
| British American Tobacco | 17,445 | 422,239 |
| Cable & Wireless | 295,183 | 559,935 |
| GlaxoSmithKline | 47,653 | 1,245,235 |
| HSBC Holdings | 68,764 | 1,152,160 |
| ICAP | 104,753 | 813,925 |
| Old Mutual | 240,449 | 840,202 |
| Prudential | 81,401 | 943,422 |
| Standard Chartered | 36,493 | 907,355 |
| | | **10,161,485** |
| **Total Common Stocks** | | |
| (cost $44,007,849) | | **57,152,877** |

**Preferred Stocks--1.1%**

| | | |
|---|---:|---:|
| **Germany;** | | |
| Henkel | | |
| (cost $463,908) | 5,398 | **631,288** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $44,471,757) | **97.8%** | **57,784,165** |
| **Cash and Receivables (Net)** | **2.2%** | **1,320,429** |
| **Net Assets** | **100.0%** | **59,104,594** |

**ADR - American Depository Receipts**

**GDR - Global Depository Receipts**

a   Non-income producing security

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these
securities amounted to $1,919,622 or 3.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment: International Value**

**March 31, 2006 (Unaudited)**

| Common Stocks--94.6% | Shares | Value ($) |
|---|---|---|
| **Australia--2.2%** | | |
| Amcor | 224,720 | 1,191,108 |
| Insurance Australia Group | 107,940 | 422,808 |
| National Australia Bank | 53,836 | 1,453,409 |
| TABCORP Holdings | 51,840 | 574,247 |
| | | **3,641,572** |
| **Belgium--.9%** | | |
| Fortis | 42,650 | **1,521,053** |
| **Brazil--.7%** | | |
| Petroleo Brasileiro, ADR | 11,380 | 986,305 |
| Telecomunicacoes Brasileiras, ADR | 7,380 | 251,437 |
| | | **1,237,742** |
| **Finland--1.4%** | | |
| M-real, Cl. B | 113,320 | 750,899 |
| Nokia | 17,200 | 355,880 |
| Nokia, ADR | 17,530 | 363,222 |
| UPM-Kymmene | 40,188 | 949,333 |
| | | **2,419,334** |
| **France--10.5%** | | |
| BNP Paribas | 19,855 | 1,837,927 |
| Carrefour | 52,410 | 2,787,188 |
| Credit Agricole | 37,250 | 1,448,953 |
| France Telecom | 108,640 | 2,442,617 |
| Lafarge | 8,710 | 986,546 |
| Peugeot Citroen | 7,900 | 498,725 |
| Sanofi-Aventis | 19,220 | 1,827,724 |
| Thomson | 54,590 | 1,077,263 |
| Total | 11,920 | 3,143,564 |
| Valeo | 37,458 | 1,565,947 |
| | | **17,616,454** |
| **Germany--8.7%** | | |
| Allianz | 6,400 | 1,069,443 |
| Deutsche Bank | 14,730 | 1,680,005 |
| Deutsche Lufthansa | 79,167 | 1,415,527 |
| Deutsche Post | 93,170 | 2,328,428 |
| Deutsche Telekom | 78,230 | 1,319,168 |
| E.ON | 8,099 | 891,341 |
| Hannover Rueckversicherung | 37,060 | 1,370,629 |
| Infineon Technologies | 146,360 [a] | 1,508,827 |
| Medion | 9,600 | 125,598 |
| Metro | 15,430 | 792,163 |
| Siemens | 13,680 | 1,274,880 |
| Volkswagen | 11,860 | 889,186 |
| | | **14,665,195** |
| **Greece--.6%** | | |
| Public Power | 44,540 | **1,046,742** |

**Hong Kong--1.2%**

| | | |
|---|---|---|
| Bank of East Asia | 394,111 | 1,427,239 |
| Citic Pacific | 198,400 | 595,757 |
| | | **2,022,996** |

**Ireland--1.4%**

| | | |
|---|---|---|
| Bank of Ireland | 122,176 | 2,264,461 |
| Kerry Group, Cl. A | 5,200 | 124,852 |
| | | **2,389,313** |

**Italy--3.3%**

| | | |
|---|---|---|
| Benetton Group | 13,270 | 198,047 |
| ENI | 60,395 | 1,717,856 |
| Mediaset | 64,100 | 754,765 |
| UniCredito Italiano | 272,400 | 1,968,363 |
| Unipol | 267,620 | 868,032 |
| | | **5,507,063** |

**Japan--26.5%**

| | | |
|---|---|---|
| 77 Bank | 149,500 | 1,151,807 |
| Aeon | 41,600 | 1,008,860 |
| Aiful | 24,312 | 1,608,753 |
| Ajinomoto | 61,500 | 656,662 |
| Astellas Pharma | 21,500 | 816,352 |
| Canon | 29,500 | 1,952,049 |
| Dentsu | 376 | 1,363,788 |
| Fuji Heavy Industries | 66,500 | 390,894 |
| Fuji Photo Film | 67,000 | 2,236,653 |
| Funai Electric | 12,100 | 1,196,381 |
| Hino Motors | 94,500 | 594,011 |
| JS Group | 53,600 | 1,151,905 |
| Kao | 45,200 | 1,190,231 |
| KDDI | 333 | 1,779,206 |
| Kuraray | 83,900 | 986,346 |
| Mabuchi Motor | 19,800 | 1,019,223 |
| Matsumotokiyoshi | 30,000 | 858,781 |
| Minebea | 74,800 | 516,563 |
| Mitsubishi UFJ Financial Group | 71 | 1,085,581 |
| Nippon Express | 442,200 | 2,509,149 |
| Nippon Paper Group | 132 | 570,720 |
| Nissan Motor | 184,100 | 2,186,212 |
| ORIX | 930 | 289,526 |
| Ricoh | 82,300 | 1,607,900 |
| Rinnai | 34,300 | 1,028,490 |
| Rohm | 20,800 | 2,199,703 |
| Sekisui Chemical | 182,500 | 1,545,572 |
| Sekisui House | 97,400 | 1,452,830 |
| SFCG | 2,298 | 519,819 |
| Shin-Etsu Chemical | 6,800 | 369,097 |
| Shinsei Bank | 212,000 | 1,483,865 |
| Skylark | 55,500 | 992,376 |
| Sohgo Security Services | 21,794 | 349,333 |
| Sumitomo Mitsui Financial Group | 210 | 2,318,965 |
| Takefuji | 27,590 | 1,736,606 |
| TDK | 16,200 | 1,220,590 |

| | | |
|---|---:|---:|
| Toyoda Gosei | 35,900 | 786,766 |
| | | **44,731,565** |
| **Mexico--1.1%** | | |
| Coca-Cola Femsa, ADR | 28,200 | 936,240 |
| Telefonos de Mexico, ADR | 37,372 | 840,123 |
| | | **1,776,363** |
| **Netherlands--5.8%** | | |
| ABN AMRO Holding | 43,838 | 1,313,826 |
| Aegon | 73,573 | 1,360,959 |
| Heineken | 51,229 | 1,943,682 |
| Koninklijke Philips Electronics | 54,850 | 1,853,159 |
| Royal Dutch Shell, Cl. A | 67,442 | 2,109,474 |
| VNU | 16,860 | 547,981 |
| Wolters Kluwer | 23,635 | 589,235 |
| | | **9,718,316** |
| **Portugal--.3%** | | |
| Energias de Portugal | 145,380 | **570,607** |
| **Singapore--2.5%** | | |
| DBS Group Holdings | 254,930 | 2,570,272 |
| United Overseas Bank | 161,400 | 1,557,395 |
| | | **4,127,667** |
| **South Africa--.5%** | | |
| Nedbank Group | 40,570 | **845,634** |
| **South Korea--1.5%** | | |
| Korea Electric Power, ADR | 32,340 | 698,544 |
| KT, ADR | 38,300 | 815,790 |
| SK Telecom, ADR | 46,170 | 1,089,150 |
| | | **2,603,484** |
| **Spain--2.1%** | | |
| Banco Popular Espanol | 23,343 | 343,857 |
| Banco Santander Central Hispano | 33,350 | 486,822 |
| Gamesa Corporacion Tecnologica | 42,560 | 818,213 |
| Iberdrola | 9,220 | 297,545 |
| Repsol YPF | 22,530 | 639,744 |
| Repsol YPF, ADR | 35,340 | 1,007,190 |
| | | **3,593,371** |
| **Sweden--.5%** | | |
| Svenska Cellulosa, Cl. B | 18,730 | **822,377** |
| **Switzerland--5.9%** | | |
| Ciba Specialty Chemicals | 30,306 | 1,811,356 |
| Clariant | 45,460 a | 704,050 |
| Nestle | 6,515 | 1,933,071 |
| Novartis | 34,470 | 1,916,028 |
| Swiss Reinsurance | 24,170 | 1,688,175 |
| UBS | 17,700 | 1,943,295 |
| | | **9,995,975** |
| **Taiwan--.6%** | | |
| United Microelectronics, ADR | 303,299 | **1,034,250** |
| **United Kingdom--16.4%** | | |
| Anglo American | 52,175 | 2,009,318 |
| Barclays | 154,320 | 1,804,615 |
| Boots Group | 80,993 | 1,011,820 |

| | | |
|---|---:|---:|
| BP | 212,782 | 2,442,088 |
| BT Group | 207,851 | 801,180 |
| Centrica | 343,230 | 1,677,600 |
| Diageo | 99,234 | 1,561,899 |
| GKN | 102,534 | 591,949 |
| GlaxoSmithKline | 104,568 | 2,732,499 |
| HSBC Holdings | 95,706 | 1,603,582 |
| Reed Elsevier | 96,550 | 925,372 |
| Royal Bank of Scotland Group | 85,463 | 2,779,334 |
| Royal Dutch Shell, Cl. A | 10,270 | 320,616 |
| Sainsbury (J) | 146,415 | 845,283 |
| Smiths Group | 53,100 | 911,393 |
| Travis Perkins | 10,440 | 302,539 |
| Trinity Mirror | 94,780 | 938,029 |
| Unilever | 168,543 | 1,723,657 |
| Vodafone Group | 1,293,412 | 2,706,130 |
| | | **27,688,903** |
| **Total Common Stocks** | | |
| (cost $131,374,840) | | **159,575,976** |

| | Principal | |
|---|---:|---:|
| **Short-Term Investments--3.5%** | **Amount ($)** | **Value ($)** |
| **U.S. Treasury Bills;** | | |
| 4.39%, 4/13/2006 | | |
| (cost $5,906,339) | 5,915,000 | **5,907,606** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $137,281,179) | **98.1%** | **165,483,582** |
| **Cash and Receivables (Net)** | **1.9%** | **3,222,877** |
| **Net Assets** | **100.0%** | **168,706,459** |

**ADR - American Depository Receipts**

a    Non-income producing security

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment: Limited Term High Yield Portfolio**

**March 31, 2006 (Unaudited)**

| Bonds and Notes--95.0% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Advertising--.2%** | | | | |
| RH Donnelley, | | | | |
|     Sr. Sub. Notes | 10.88 | 12/15/12 | 39,000 a | **43,436** |
| **Aerospace & Defense--1.9%** | | | | |
| Alliant Techsystems, | | | | |
|     Sr. Sub. Notes | 6.75 | 4/1/16 | 30,000 | 30,450 |
| Argo-Tech, | | | | |
|     Sr. Notes | 9.25 | 6/1/11 | 78,000 | 82,680 |
| DRS Technologies, | | | | |
|     Sr. Sub. Notes | 6.88 | 11/1/13 | 29,000 | 29,145 |
| L-3 Communications, | | | | |
|     Conv. Bonds | 3.00 | 8/1/35 | 35,000 a | 36,137 |
| L-3 Communications, | | | | |
|     Sr. Sub. Notes, Ser. B | 6.38 | 10/15/15 | 100,000 | 99,000 |
| L-3 Communications, | | | | |
|     Sr. Sub. Notes | 7.63 | 6/15/12 | 75,000 | 77,813 |
| TransDigm, | | | | |
|     Sr. Sub. Notes | 8.38 | 7/15/11 | 155,000 | 162,750 |
| | | | | **517,975** |
| **Agricultural--.2%** | | | | |
| Alliance One International, | | | | |
|     Sr. Notes | 11.00 | 5/15/12 | 55,000 | **53,075** |
| **Airlines--.7%** | | | | |
| Northwest Airlines, | | | | |
|     Pass-Through Ctfs., Ser. 1996-1 | 7.67 | 1/2/15 | 108,335 | 104,898 |
| United AirLines, | | | | |
|     Pass-Through Ctfs., Ser. 2000-2 | 7.81 | 10/1/09 | 73,641 b | 73,324 |
| | | | | **178,222** |
| **Automotive, Trucks & Parts--1.5%** | | | | |
| Cooper-Standard Automotive, | | | | |
|     Sr. Sub. Notes | 8.38 | 12/15/14 | 35,000 | 27,475 |
| Goodyear Tire & Rubber, | | | | |
|     Sr. Notes | 9.00 | 7/1/15 | 170,000 c | 173,400 |
| Polypore International, | | | | |
|     Sr. Discount Notes | 0.00 | 10/1/12 | 131,000 d | 83,840 |
| United Components, | | | | |
|     Sr. Sub. Notes | 9.38 | 6/15/13 | 48,000 | 46,560 |
| Visteon, | | | | |
|     Sr. Notes | 8.25 | 8/1/10 | 90,000 | 74,700 |
| | | | | **405,975** |
| **Banking--2.1%** | | | | |
| Chevy Chase Bank, | | | | |
|     Sub. Notes | 6.88 | 12/1/13 | 265,000 | 272,950 |
| Colonial Bank Montgomery Alabama, | | | | |
|     Sub. Notes | 9.38 | 6/1/11 | 75,000 | 84,837 |

| | | | | |
|---|---|---|---|---|
| Shinsei Finance Cayman, | | | | |
| Bonds | 6.42 | 1/1/49 | 100,000 a | 98,606 |
| Washington Mutual Preferred | | | | |
| Funding Delaware, Bonds, | | | | |
| Ser. A-1 | 6.53 | 3/15/49 | 100,000 a,e | 97,244 |
| | | | | **553,637** |
| **Building & Construction--3.0%** | | | | |
| Asia Aluminum, | | | | |
| Secured Notes | 8.00 | 12/23/11 | 34,000 a | 32,300 |
| Beazer Homes, | | | | |
| Sr. Notes | 6.88 | 7/15/15 | 125,000 | 119,375 |
| Compression Polymers, | | | | |
| Sr. Notes | 10.50 | 7/1/13 | 65,000 a | 66,625 |
| DR Horton, | | | | |
| Sr. Notes | 8.50 | 4/15/12 | 65,000 | 69,279 |
| Goodman Global, | | | | |
| Sr. Notes, Ser. B | 7.49 | 6/15/12 | 125,000 e | 127,812 |
| Goodman Global, | | | | |
| Sr. Sub. Notes | 7.88 | 12/15/12 | 29,000 | 28,782 |
| Nortek, | | | | |
| Sr. Sub. Notes | 8.50 | 9/1/14 | 85,000 c | 86,912 |
| Owens Corning, | | | | |
| Notes | 0.00 | 5/1/08 | 175,000 b | 142,187 |
| Standard-Pacific, | | | | |
| Sr. Notes | 6.50 | 8/15/10 | 125,000 | 120,000 |
| Texas Industries, | | | | |
| Sr. Notes | 7.25 | 7/15/13 | 15,000 | 15,525 |
| | | | | **808,797** |
| **Chemicals--4.7%** | | | | |
| Airgas, | | | | |
| Sr. Sub. Notes | 6.25 | 7/15/14 | 75,000 | 74,250 |
| Huntsman International, | | | | |
| Sr. Notes | 9.88 | 3/1/09 | 29,000 | 30,450 |
| Huntsman International, | | | | |
| Sr. Sub. Notes | 10.13 | 7/1/09 | 239,000 | 246,170 |
| Huntsman International, | | | | |
| Sr. Notes | 11.63 | 10/15/10 | 14,000 | 15,925 |
| Ineos Group, | | | | |
| Notes | 8.50 | 2/15/16 | 165,000 a,c | 157,575 |
| Nalco, | | | | |
| Sr. Notes | 7.75 | 11/15/11 | 50,000 | 50,875 |
| Nalco, | | | | |
| Sr. Sub. Notes | 8.88 | 11/15/13 | 275,000 | 287,375 |
| Nova Chemicals, | | | | |
| Sr. Notes | 7.56 | 11/15/13 | 75,000 e | 75,750 |
| PQ, | | | | |
| Sr. Sub. Notes | 7.50 | 2/15/13 | 20,000 | 19,300 |
| Rhodia, | | | | |
| Sr. Notes | 10.25 | 6/1/10 | 170,000 | 191,462 |
| Rockwood Specialties, | | | | |
| Sr. Sub. Notes | 10.63 | 5/15/11 | 70,000 | 77,175 |
| Westlake Chemical, | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 6.63 | 1/15/16 | 40,000 c | 39,750 |
| | | | | **1,266,057** |
| **Commercial & Professional Services--1.4%** | | | | |
| Brickman, | | | | |
| Sr. Sub. Notes, Ser. B | 11.75 | 12/15/09 | 62,000 | 67,657 |
| Corrections Corp of America, | | | | |
| Sr. Sub. Notes | 6.25 | 3/15/13 | 175,000 | 173,031 |
| Hertz, | | | | |
| Sr. Notes | 8.88 | 1/1/14 | 65,000 a | 67,762 |
| Hertz, | | | | |
| Sr. Sub. Notes | 10.50 | 1/1/16 | 30,000 | 32,700 |
| Williams Scotsman, | | | | |
| Sr. Notes | 8.50 | 10/1/15 | 35,000 | 35,919 |
| | | | | **377,069** |
| **Commercial Mortgage Pass - Through Ctfs.--.3%** | | | | |
| Global Signal Trust, | | | | |
| Ser. 2006-1, Cl. F, | 7.04 | 2/15/36 | 95,000 a | **94,046** |
| **Consumer Products--1.0%** | | | | |
| Chattem, | | | | |
| Sr. Sub. Notes | 7.00 | 3/1/14 | 65,000 | 65,244 |
| Playtex Products, | | | | |
| Sr. Sub. Notes | 9.38 | 6/1/11 | 160,000 | 168,000 |
| Rayovac, | | | | |
| Sr. Sub. Notes | 8.50 | 10/1/13 | 32,000 | 29,760 |
| | | | | **263,004** |
| **Diversified Financial Services--8.0%** | | | | |
| BCP Crystal US, | | | | |
| Sr. Sub. Notes | 9.63 | 6/15/14 | 155,000 | 172,437 |
| CCM Merger, | | | | |
| Notes | 8.00 | 8/1/13 | 70,000 a | 70,000 |
| Consolidated Communications | | | | |
| Illinois/Texas, Sr. Notes | 9.75 | 4/1/12 | 65,000 | 69,225 |
| E*Trade Financial, | | | | |
| Sr. Notes | 7.38 | 9/15/13 | 25,000 | 25,625 |
| FINOVA, | | | | |
| Notes | 7.50 | 11/15/09 | 145,200 | 49,005 |
| Ford Motor Credit, | | | | |
| Global Landmark Securities | 5.63 | 10/1/08 | 120,000 | 109,801 |
| Ford Motor Credit, | | | | |
| Notes | 5.70 | 11/16/06 | 315,000 e | 314,114 |
| Ford Motor Credit, | | | | |
| Notes | 5.79 | 9/28/07 | 50,000 e | 48,010 |
| GMAC, | | | | |
| Notes | 4.38 | 10/31/07 | 120,000 f | 139,954 |
| GMAC, | | | | |
| Notes | 5.13 | 5/9/08 | 85,000 c | 80,034 |
| GMAC, | | | | |
| Sr. Notes | 5.38 | 6/6/11 | 80,000 f | 89,046 |
| GMAC, | | | | |
| Debs. | 6.13 | 1/22/08 | 90,000 | 85,619 |
| GMAC, | | | | |
| Notes | 7.75 | 1/19/10 | 230,000 | 224,433 |

| | | | | |
|---|---|---|---|---|
| K&F Acquisition, | | | | |
| Sr. Sub. Notes | 7.75 | 11/15/14 | 35,000 c | 35,612 |
| Kansas City Southern Railway, | | | | |
| Sr. Notes | 9.50 | 10/1/08 | 70,000 | 75,075 |
| Leucadia National, | | | | |
| Sr. Notes | 7.00 | 8/15/13 | 75,000 | 75,563 |
| Nell AF SARL, | | | | |
| Sr. Notes | 8.38 | 8/15/15 | 75,000 a,c | 74,813 |
| Noble, | | | | |
| Sr. Notes | 6.63 | 3/17/15 | 100,000 a | 88,567 |
| Residential Capital, | | | | |
| Sr. Notes | 6.38 | 6/30/10 | 205,000 | 206,711 |
| Residential Capital, | | | | |
| Sr. Notes | 6.88 | 6/30/15 | 55,000 c | 57,436 |
| Stena AB, | | | | |
| Sr. Notes | 7.50 | 11/1/13 | 66,000 c | 65,505 |
| | | | | **2,156,585** |
| **Diversified Metals & Mining--2.2%** | | | | |
| Consol Energy, | | | | |
| Notes | 7.88 | 3/1/12 | 223,000 | 236,938 |
| CSN Islands VIII, | | | | |
| Sr. Notes | 10.50 | 1/15/15 | 85,000 a | 99,238 |
| Freeport-McMoRan Copper & Gold, | | | | |
| Sr. Notes | 6.88 | 2/1/14 | 90,000 | 90,450 |
| Gibraltar Industries, | | | | |
| Sr. Sub. Notes | 8.00 | 12/1/15 | 60,000 a | 60,900 |
| Southern Copper, | | | | |
| Sr. Notes | 6.38 | 7/27/15 | 100,000 | 97,663 |
| | | | | **585,189** |
| **Electric Utilities--10.1%** | | | | |
| AES, | | | | |
| Sr. Sub. Notes | 8.88 | 2/15/11 | 450,000 c | 487,125 |
| AES, | | | | |
| Sr. Sub. Notes | 9.38 | 9/15/10 | 75,000 | 82,125 |
| Allegheny Energy Supply, | | | | |
| Bonds | 8.25 | 4/15/12 | 346,000 a | 381,032 |
| CMS Energy, | | | | |
| Sr. Notes | 9.88 | 10/15/07 | 159,000 | 169,931 |
| FPL Energy National Wind, | | | | |
| Notes | 6.13 | 3/25/19 | 141,285 a | 137,638 |
| Mirant Americas Generation, | | | | |
| Sr. Notes | 8.30 | 5/1/11 | 100,000 | 104,000 |
| Mirant, | | | | |
| Sr. Notes | 7.38 | 12/31/13 | 260,000 | 266,500 |
| MSW Energy/Finance, | | | | |
| Sr. Secured Notes, Ser. B | 7.38 | 9/1/10 | 40,000 | 41,400 |
| MSW Energy/Finance, | | | | |
| Sr. Secured Notes, Ser. B | 8.50 | 9/1/10 | 85,000 | 90,525 |
| Nevada Power, | | | | |
| First Mortgage | 6.50 | 4/15/12 | 32,000 | 32,776 |
| Nevada Power, | | | | |
| Mortgage, Bonds Ser. A | 8.25 | 6/1/11 | 70,000 | 77,201 |

| | | | | |
|---|---|---|---|---|
| Nevada Power, | | | | |
| Notes, Ser. E | 10.88 | 10/15/09 | 41,000 | 44,418 |
| NRG Energy, | | | | |
| Sr. Notes | 7.25 | 2/1/14 | 70,000 | 71,312 |
| Reliant Energy, | | | | |
| Sr. Secured, Notes | 9.25 | 7/15/10 | 270,000 | 271,687 |
| Sierra Pacific Power, | | | | |
| Mortgage Notes | 6.25 | 4/15/12 | 50,000 | 50,640 |
| Sierra Pacific Resources, | | | | |
| Sr. Notes | 8.63 | 3/15/14 | 219,000 c | 238,803 |
| TECO Energy, | | | | |
| Sr. Notes | 6.75 | 5/1/15 | 40,000 | 41,300 |
| TXU, | | | | |
| Sr. Notes | 5.55 | 11/15/14 | 150,000 c | 141,059 |
| | | | | **2,729,473** |
| **Environmental Control--1.2%** | | | | |
| Allied Waste, | | | | |
| Sr. Notes, Ser. B | 8.50 | 12/1/08 | 225,000 | 237,656 |
| Allied Waste, | | | | |
| Sr. Notes, Ser. B | 9.25 | 9/1/12 | 37,000 | 40,099 |
| Geo Sub, | | | | |
| Sr. Notes | 11.00 | 5/15/12 | 56,000 | 55,440 |
| | | | | **333,195** |
| **Food & Beverages--2.2%** | | | | |
| Agrilink Foods, | | | | |
| Sr. Sub. Notes | 11.88 | 11/1/08 | 16,000 | 16,400 |
| Corn Products International, | | | | |
| Sr. Notes | 8.45 | 8/15/09 | 57,000 | 61,668 |
| Del Monte, | | | | |
| Sr. Sub. Notes | 8.63 | 12/15/12 | 62,000 e | 65,797 |
| Dole Foods, | | | | |
| Sr. Notes | 8.63 | 5/1/09 | 49,000 | 49,490 |
| Dole Foods, | | | | |
| Debs. | 8.75 | 7/15/13 | 46,000 | 45,425 |
| Dole Foods, | | | | |
| Sr. Notes | 8.88 | 3/15/11 | 32,000 | 31,840 |
| Ingles Markets, | | | | |
| Sr. Sub. Notes | 8.88 | 12/1/11 | 25,000 | 26,250 |
| Smithfield Foods, | | | | |
| Sr. Notes | 7.00 | 8/1/11 | 60,000 | 60,000 |
| Stater Brothers, | | | | |
| Sr. Notes | 8.13 | 6/15/12 | 170,000 | 170,638 |
| Stater Brothers, | | | | |
| Sr. Notes | 8.41 | 6/15/10 | 50,000 e | 51,312 |
| | | | | **578,820** |
| **Health Care--3.9%** | | | | |
| Angiotech Pharmaceuticals, | | | | |
| Sr. Sub. Notes | 7.75 | 4/1/14 | 20,000 a | 20,300 |
| Coventry Health Care, | | | | |
| Sr. Notes | 8.13 | 2/15/12 | 115,000 | 121,325 |
| DaVita, | | | | |
| Sr. Sub. Notes | 7.25 | 3/15/15 | 100,000 c | 101,000 |

| | | | | |
|---|---|---|---|---|
| Extendicare Health Services, | | | | |
| Sr. Notes | 9.50 | 7/1/10 | 40,000 | 42,450 |
| Fresenius Finance, | | | | |
| Sr. Notes | 5.00 | 1/31/13 | 15,000 a,f | 18,295 |
| Hanger Orthopedic, | | | | |
| Sr. Notes | 10.38 | 2/15/09 | 30,000 | 30,525 |
| HCA, | | | | |
| Notes | 8.75 | 9/1/10 | 235,000 | 256,071 |
| Psychiatric Solutions, | | | | |
| Sr. Sub. Notes | 7.75 | 7/15/15 | 35,000 | 35,787 |
| Tenet Healthcare, | | | | |
| Sr. Notes | 9.88 | 7/1/14 | 231,000 | 235,042 |
| Triad Hospitals, | | | | |
| Sr. Sub. Notes | 7.00 | 11/15/13 | 201,000 | 198,990 |
| | | | | **1,059,785** |
| **Lodging & Entertainment--7.7%** | | | | |
| AMC Entertainment, | | | | |
| Sr. Sub. Notes | 9.88 | 2/1/12 | 70,000 | 69,300 |
| Chumash Casino & Resort | | | | |
| Enterprise, Sr. Notes | 9.52 | 7/15/10 | 40,000 a | 42,500 |
| Cinemark, | | | | |
| Sr. Discount Notes | 0.00 | 3/15/14 | 180,000 | 138,600 |
| Gaylord Entertainment, | | | | |
| Sr. Notes | 6.75 | 11/15/14 | 65,000 c | 63,700 |
| Isle of Capri Casinos, | | | | |
| Sr. Sub. Notes | 7.00 | 3/1/14 | 34,000 | 33,745 |
| Isle of Capri Casinos, | | | | |
| Sr. Sub. Notes | 9.00 | 3/15/12 | 57,000 | 60,776 |
| Leslie's Poolmart, | | | | |
| Sr. Notes | 7.75 | 2/1/13 | 55,000 | 55,550 |
| Mandalay Resort, | | | | |
| Sr. Notes | 6.50 | 7/31/09 | 127,000 | 127,476 |
| Mashantucket Western Pequot Tribe, | | | | |
| Bonds | 5.91 | 9/1/21 | 190,000 a | 182,501 |
| MGM Mirage, | | | | |
| Notes | 8.50 | 9/15/10 | 129,000 | 138,675 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Notes | 6.13 | 2/15/13 | 170,000 | 168,512 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Sub. Notes | 6.38 | 7/15/09 | 157,000 | 157,000 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Sub. Notes | 8.00 | 4/1/12 | 85,000 | 89,462 |
| Park Place Entertainment, | | | | |
| Sr. Sub. Notes | 7.88 | 3/15/10 | 79,000 | 84,332 |
| Penn National Gaming, | | | | |
| Sr. Sub. Notes | 6.75 | 3/1/15 | 35,000 | 35,175 |
| Penn National Gaming, | | | | |
| Sr. Sub. Notes | 6.88 | 12/1/11 | 80,000 | 81,800 |
| Resorts International Hotel and | | | | |
| Casino, First Mortgage | 11.50 | 3/15/09 | 55,000 | 60,637 |
| Royal Caribbean Cruises, | | | | |
| Sr. Notes | 8.75 | 2/2/11 | 124,000 | 137,480 |

| | | | | |
|---|---|---|---|---|
| Seneca Gaming, | | | | |
| Sr. Notes, Ser. B | 7.25 | 5/1/12 | 60,000 | 60,900 |
| Speedway Motorsports, | | | | |
| Sr. Sub. Notes | 6.75 | 6/1/13 | 150,000 | 150,750 |
| Turning Stone Casino Resort | | | | |
| Enterprise, Sr. Notes | 9.13 | 12/15/10 | 45,000 a | 47,025 |
| Wynn Las Vegas Capital, | | | | |
| First Mortgage Notes | 6.63 | 12/1/14 | 85,000 c | 82,981 |
| | | | | **2,068,877** |
| **Machinery--2.2%** | | | | |
| Case New Holland, | | | | |
| Sr. Notes | 9.25 | 8/1/11 | 209,000 | 224,153 |
| Columbus McKinnon, | | | | |
| Sr. Sub. Notes | 8.88 | 11/1/13 | 40,000 | 42,200 |
| Douglas Dynamics, | | | | |
| Sr. Notes | 7.75 | 1/15/12 | 215,000 a | 209,625 |
| Terex, | | | | |
| Sr. Sub. Notes | 7.38 | 1/15/14 | 105,000 | 108,150 |
| | | | | **584,128** |
| **Manufacturing--.8%** | | | | |
| Bombardier, | | | | |
| Notes | 6.30 | 5/1/14 | 100,000 a | 92,250 |
| JB Poindexter & Co, | | | | |
| Sr. Notes | 8.75 | 3/15/14 | 152,000 | 121,600 |
| | | | | **213,850** |
| **Media--6.2%** | | | | |
| Adelphia Communications, | | | | |
| Sr. Notes, Ser. B | 7.75 | 1/15/09 | 103,000 b | 61,285 |
| Charter Communications, | | | | |
| Sr. Notes | 8.75 | 11/15/13 | 154,000 | 150,535 |
| CSC Holdings, | | | | |
| Sr. Notes | 7.25 | 4/15/12 | 66,000 a | 64,845 |
| CSC Holdings, | | | | |
| Sr. Notes, Ser. B | 8.13 | 7/15/09 | 100,000 | 103,875 |
| CSC, | | | | |
| Sr. Notes | 7.88 | 12/15/07 | 123,000 | 125,767 |
| Dex Media East Finance, | | | | |
| Sr. Sub. Notes, Ser. B | 9.88 | 11/15/09 | 11,000 | 11,797 |
| Dex Media East Finance, | | | | |
| Sr. Sub. Notes, Ser. B | 12.13 | 11/15/12 | 207,000 | 237,533 |
| Dex Media West Finance, | | | | |
| Sr. Sub. Notes, Ser. B | 9.88 | 8/15/13 | 153,000 | 170,021 |
| DirecTV Holdings/Financing, | | | | |
| Sr. Notes | 8.38 | 3/15/13 | 116,000 | 124,410 |
| Entercom Radio Capital, | | | | |
| Sr. Sub. Notes | 7.63 | 3/1/14 | 35,000 | 35,875 |
| Kabel Deutschland, | | | | |
| Sr. Notes | 10.63 | 7/1/14 | 87,000 a | 93,307 |
| LBI Media, | | | | |
| Sr. Discount Notes | 0.00 | 10/15/13 | 97,000 d | 72,750 |
| Lodgenet Entertainment, | | | | |
| Sr. Sub. Debs. | 9.50 | 6/15/13 | 28,000 | 30,380 |

| | | | | |
|---|---|---|---|---|
| Nexstar Finance, | | | | |
| Sr. Discount Notes | 0.00 | 4/1/13 | 148,000 d | 122,100 |
| Pegasus Communications, | | | | |
| Sr. Sub. Notes, Ser. B | 0.00 | 8/1/07 | 130,411 b | 13,041 |
| Radio One, | | | | |
| Sr. Sub. Notes, Ser. B | 8.88 | 7/1/11 | 90,000 | 94,950 |
| Salem Communications, | | | | |
| Sr. Sub. Notes, Ser. B | 9.00 | 7/1/11 | 138,000 | 145,245 |
| | | | | **1,657,716** |
| **Oil & Gas--9.2%** | | | | |
| ANR Pipeline, | | | | |
| Notes | 8.88 | 3/15/10 | 150,000 | 160,313 |
| Colorado Interstate Gas, | | | | |
| Sr. Notes | 5.95 | 3/15/15 | 75,000 | 72,352 |
| Dynegy, | | | | |
| Sr. Notes | 8.38 | 5/1/16 | 130,000 a | 130,000 |
| Dynegy, | | | | |
| Secured Notes | 9.88 | 7/15/10 | 153,000 a | 168,465 |
| Dynegy, | | | | |
| Secured Notes | 10.13 | 7/15/13 | 134,000 a | 153,691 |
| El Paso Production, | | | | |
| Sr. Notes | 7.75 | 6/1/13 | 109,000 | 113,496 |
| El Paso, | | | | |
| Debs. | 6.50 | 6/1/08 | 57,000 a | 57,143 |
| El Paso, | | | | |
| Notes | 7.63 | 9/1/08 | 256,000 a | 262,400 |
| Hanover Compressor, | | | | |
| Sr. Notes | 8.63 | 12/15/10 | 66,000 | 69,548 |
| Hanover Compressor, | | | | |
| Sr. Notes | 9.00 | 6/1/14 | 84,000 | 90,720 |
| Hanover Equipment Trust, | | | | |
| Sr. Secured Notes, Ser. A | 8.50 | 9/1/08 | 114,000 | 117,135 |
| Hanover Equipment Trust, | | | | |
| Sr. Secured Notes, Ser. B | 8.75 | 9/1/11 | 11,000 | 11,564 |
| McMoRan Exploration, | | | | |
| Sr. Notes | 5.25 | 10/6/11 | 57,000 a | 66,619 |
| Northwest Pipeline, | | | | |
| Sr. Notes | 8.13 | 3/1/10 | 155,000 | 164,300 |
| Pogo Producing, | | | | |
| Sr. Sub. Notes | 6.63 | 3/15/15 | 135,000 | 133,650 |
| Southern Natural Gas, | | | | |
| Notes | 8.88 | 3/15/10 | 123,000 | 131,456 |
| Whiting Petroleum, | | | | |
| Sr. Sub. Notes | 7.25 | 5/1/13 | 155,000 | 155,388 |
| Williams Cos., | | | | |
| Notes | 6.99 | 10/1/10 | 100,000 a,e | 102,625 |
| Williams Cos., | | | | |
| Notes | 7.13 | 9/1/11 | 100,000 | 103,375 |
| Williams Cos., | | | | |
| Notes | 7.88 | 9/1/21 | 150,000 | 162,000 |
| Williams Cos., | | | | |
| Notes | 8.75 | 3/15/32 | 50,000 | 58,750 |

|  |  |  |  | 2,484,990 |
|---|---|---|---|---|
| **Packaging & Containers--6.8%** |  |  |  |  |
| Ball, |  |  |  |  |
|    Notes | 6.88 | 12/15/12 | 150,000 | 154,125 |
| Berry Plastics, |  |  |  |  |
|    Sr. Sub. Notes | 10.75 | 7/15/12 | 95,000 | 104,975 |
| Crown Americas Capital, |  |  |  |  |
|    Sr. Notes | 7.63 | 11/15/13 | 445,000 a | 462,800 |
| Crown Americas Capital, |  |  |  |  |
|    Sr. Notes | 7.75 | 11/15/15 | 255,000 a | 265,838 |
| Norampac, |  |  |  |  |
|    Sr. Notes | 6.75 | 6/1/13 | 75,000 | 71,813 |
| Owens-Brockway, |  |  |  |  |
|    Sr. Notes | 6.75 | 12/1/14 | 28,000 | 27,510 |
| Owens-Brockway, |  |  |  |  |
|    Sr. Secured Notes | 7.75 | 5/15/11 | 60,000 | 62,850 |
| Owens-Brockway, |  |  |  |  |
|    Sr. Notes | 8.25 | 5/15/13 | 30,000 | 31,500 |
| Owens-Brockway, |  |  |  |  |
|    Sr. Secured Notes | 8.75 | 11/15/12 | 9,000 | 9,675 |
| Owens-Brockway, |  |  |  |  |
|    Sr. Secured Notes | 8.88 | 2/15/09 | 50,000 | 52,313 |
| Owens-Illinois, |  |  |  |  |
|    Debs. | 7.80 | 5/15/18 | 175,000 | 174,563 |
| Plastipak, |  |  |  |  |
|    Sr. Notes | 8.50 | 12/15/15 | 150,000 a | 153,750 |
| Solo Cup, |  |  |  |  |
|    Sr. Sub. Notes | 8.50 | 2/15/14 | 90,000 | 85,050 |
| Stone Containers, |  |  |  |  |
|    Sr. Notes | 9.75 | 2/1/11 | 180,000 | 185,850 |
|  |  |  |  | **1,842,612** |
| **Paper & Forest Products--1.4%** |  |  |  |  |
| Appleton Papers, |  |  |  |  |
|    Sr. Sub. Notes | 9.75 | 6/15/14 | 185,000 c | 184,538 |
| Buckeye Technologies, |  |  |  |  |
|    Sr. Notes | 8.50 | 10/1/13 | 80,000 | 81,000 |
| Georgia-Pacific, |  |  |  |  |
|    Sr. Notes | 8.00 | 1/15/24 | 55,000 | 55,756 |
| Temple-Inland, |  |  |  |  |
|    Bonds | 6.63 | 1/15/18 | 55,000 | 56,259 |
|  |  |  |  | **377,553** |
| **Property-Casualty Insurance--.4%** |  |  |  |  |
| Hanover Insurance, |  |  |  |  |
|    Sr. Debs. | 7.63 | 10/15/25 | 100,000 | **101,542** |
| **Real Estate Investment Trusts--1.1%** |  |  |  |  |
| BF Saul, |  |  |  |  |
|    Sr. Secured Notes | 7.50 | 3/1/14 | 150,000 | 154,500 |
| Host Marriott, |  |  |  |  |
|    Sr. Notes, Ser. M | 7.00 | 8/15/12 | 150,000 | 153,938 |
|  |  |  |  | **308,438** |
| **Retail--1.8%** |  |  |  |  |
| Amerigas Partners, |  |  |  |  |

| | | | | |
|---|---|---|---|---|
| Sr. Notes | 7.25 | 5/20/15 | 80,000 | 80,400 |
| Central European Distributor, | | | | |
| Sr. Secured Bonds | 8.00 | 7/25/12 | 50,000 a,f | 66,554 |
| JC Penney, | | | | |
| Sr. Notes | 8.00 | 3/1/10 | 101,000 | 109,240 |
| Neiman-Marcus, | | | | |
| Sr. Notes | 9.00 | 10/15/15 | 40,000 | 42,500 |
| Rite Aid, | | | | |
| Sr. Secured Notes | 8.13 | 5/1/10 | 70,000 | 71,838 |
| Rite Aid, | | | | |
| Sr. Secured Notes | 12.50 | 9/15/06 | 64,000 | 66,240 |
| VICORP Restaurants, | | | | |
| Sr. Notes | 10.50 | 4/15/11 | 64,000 | 60,000 |
| | | | | **496,772** |
| **State Government--.5%** | | | | |
| Erie County Tobacco Asset | | | | |
| Securitization, Asset-Backed | | | | |
| Bonds, Ser. E | 6.00 | 6/1/28 | 25,000 | 24,518 |
| Tobacco Settlement Authority of | | | | |
| Iowa, Asset-Backed Bonds, | | | | |
| Ser. A | 6.50 | 6/1/23 | 100,000 | 98,216 |
| | | | | **122,734** |
| **Structured Index--.7%** | | | | |
| AB Svensk Exportkredit, | | | | |
| GSNE-ER Indexed Notes | 0.00 | 2/5/07 | 190,000 a,g | **191,425** |
| **Technology--2.2%** | | | | |
| Dresser, | | | | |
| Sr. Sub. Notes | 9.38 | 4/15/11 | 137,000 | 143,850 |
| Fisher Scientific International, | | | | |
| Sr. Sub. Notes | 6.13 | 7/1/15 | 125,000 | 122,656 |
| Freescale Semiconductor, | | | | |
| Sr. Notes | 6.88 | 7/15/11 | 230,000 | 236,325 |
| Imax, | | | | |
| Sr. Notes | 9.63 | 12/1/10 | 66,000 | 70,290 |
| Sungard Data Systems, | | | | |
| Sr. Notes | 9.43 | 8/15/13 | 20,000 a,e | 21,200 |
| | | | | **594,321** |
| **Telecommunications--6.6%** | | | | |
| American Tower, | | | | |
| Sr. Notes | 7.13 | 10/15/12 | 86,000 | 89,870 |
| American Towers, | | | | |
| Sr. Sub. Notes | 7.25 | 12/1/11 | 42,000 | 43,995 |
| Hawaiian Telcom Communications, | | | | |
| Sr. Notes | 9.95 | 5/1/13 | 75,000 a,e | 75,375 |
| Innova S de RL, | | | | |
| Notes | 9.38 | 9/19/13 | 128,000 | 144,000 |
| Intelsat Subsidiary Holding, | | | | |
| Sr. Notes | 8.25 | 1/15/13 | 105,000 | 107,363 |
| Intelsat Subsidiary Holding, | | | | |
| Notes | 9.61 | 1/15/12 | 85,000 | 86,806 |
| Qwest Communications | | | | |
| International, Sr. Notes, | | | | |

| | | | | |
|---|---|---|---|---|
| Ser. B | 7.50 | 2/15/14 | 255,000 | 263,925 |
| Qwest, | | | | |
|     Bank Note, Ser. B | 6.95 | 6/30/10 | 50,000 | 50,813 |
| Qwest, | | | | |
|     Sr. Notes | 7.88 | 9/1/11 | 55,000 | 58,988 |
| Qwest, | | | | |
|     Sr. Notes | 8.16 | 6/15/13 | 50,000 e | 55,250 |
| Qwest, | | | | |
|     Bank Note, Ser. A | 8.53 | 6/30/07 | 74,800 | 76,577 |
| Rogers Wireless, | | | | |
|     Secured Notes | 7.25 | 12/15/12 | 150,000 | 158,813 |
| Rural Cellular, | | | | |
|     Sr. Notes | 9.88 | 2/1/10 | 35,000 | 37,538 |
| SBA Telecommunications, | | | | |
|     Sr. Discount Notes | 0.00 | 12/15/11 | 258,000 d | 247,680 |
| UbiquiTel Operating, | | | | |
|     Sr. Notes | 9.88 | 3/1/11 | 86,000 | 94,385 |
| US Unwired, | | | | |
|     Sr. Secured Notes, Ser. B | 10.00 | 6/15/12 | 142,000 | 159,928 |
| Wind Acquisition Finance, | | | | |
|     Sr. Bonds | 10.75 | 12/1/15 | 35,000 a | 37,975 |
| | | | | **1,789,281** |

**Textiles & Apparel--1.0%**

| | | | | |
|---|---|---|---|---|
| INVISTA, | | | | |
|     Notes | 9.25 | 5/1/12 | 260,000 a | **279,500** |

**Transportation--1.6%**

| | | | | |
|---|---|---|---|---|
| CHC Helicopter, | | | | |
|     Sr. Sub. Notes | 7.38 | 5/1/14 | 96,000 | 98,400 |
| Gulfmark Offshore, | | | | |
|     Sr. Sub. Notes | 7.75 | 7/15/14 | 113,000 | 115,825 |
| TFM, S.A. de C.V., | | | | |
|     Sr. Notes | 10.25 | 6/15/07 | 214,000 | 224,700 |
| | | | | **438,925** |

**Total Bonds and Notes**

    (cost $25,509,023)                        **25,557,003**

| Preferred Stocks--2.0% | Shares | Value ($) |
|---|---|---|
| **Banking--1.2%** | | |
| Sovereign Capital Trust IV, | | |
|     Conv., $2.1875 | 6,850 | **312,531** |
| **Media--.8%** | | |
| Paxson Communications, | | |
|     Cum. Conv., $975 | 16 a | 111,487 |
| Spanish Broadcasting System | | |
|     (Units) Cum. Conv., Ser. B | 98 | 106,395 |
| | | **217,882** |
| **Total Preferred Stocks** | | |
|     (cost $584,315) | | **530,413** |

| Common Stocks--.5% | Shares | Value ($) |
|---|---|---|
| **Chemicals--.0%** | | |
| Huntsman | 626 h | **12,082** |

| | | |
|---|---|---|
| **Electric Utilities--.3%** | | |
| Mirant Corp. | 3,081 [h] | **77,016** |
| **Entertainment--.0%** | | |
| Trump Entertainment Resorts | 1 [h] | **17** |
| **Pipelines--.2%** | | |
| Williams Cos. | 2,111 | **45,154** |
| **Telecommunications--.0%** | | |
| iPCS | 27 [h] | **1,269** |
| **Total Common Stocks** (cost $148,021) | | **135,538** |

| **Other Investment--.6%** | **Shares** | **Value ($)** |
|---|---|---|
| **Registered Investment Company** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $150,000) | 150,000 [i] | **150,000** |

| **Investment of Cash Collateral for Securities Loaned--7.2%** | **Shares** | **Value ($)** |
|---|---|---|
| **Registered Investment Company** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $1,931,220) | 1,931,220 [i] | **1,931,220** |

| | | |
|---|---|---|
| **Total Investments (cost $28,322,579)** | **105.2%** | **28,304,174** |
| **Liabilities, Less Cash and Receivables** | **(5.2%)** | **(1,388,670)** |
| **Net Assets** | **100.0%** | **26,915,529** |

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $4,983,414 or 18.5% of net assets.

b Non-income producing--security in default.

c All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan is $1,863,281 and the total market value of the collateral held by the fund is $1,931,220.

d Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e Variable rate security--interest rate subject to periodic change.

f Principal amount stated in U.S. Dollars unless otherwise noted. CAD--Canadian Dollars GBP--British Pound ISK--Icelandic Krona MXN--Mexican New Peso NZD--New Zealand Dollar PLN-- Polish Zloty ZAR--South African Rand

g Security linked to Goldman Sachs Non-Energy--Excess Return Index.

h Non-income producing security

i Investments in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund, Money Market Portfolio**

**March 31, 2006 (Unaudited)**

| Negotiable Bank Certificate of Deposit--12.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| Bank of America N.A. | | |
| 4.82%, 3/21/07 | 5,000,000 a | 5,000,000 |
| DEPFA BANK PLC (Yankee) | | |
| 4.66%, 4/10/06 | 5,000,000 | 5,000,000 |
| Washington Mutual Bank | | |
| 4.90%, 6/23/06 | 5,000,000 | 5,000,000 |
| **Total Negotiable Bank Certificate of Deposit** | | |
| (cost $15,000,000) | | **15,000,000** |

| Commercial Paper--75.6% | | |
|---|---|---|
| Abbey National North America LLC | | |
| 4.57%, 4/4/06 | 5,000,000 | 4,998,110 |
| Atlantis One Funding Corp. | | |
| 4.58%, 4/4/06 | 5,000,000 b | 4,998,104 |
| Bear Stearns Cos. Inc. | | |
| 4.58%, 4/3/06 | 5,000,000 | 4,998,736 |
| BNP Paribas Finance Inc. | | |
| 4.85%, 4/3/06 | 5,000,000 | 4,998,653 |
| Bryant Park Funding LLC | | |
| 4.66%, 4/24/06 | 5,000,000 b | 4,985,242 |
| CAFCO LLC | | |
| 4.58%, 4/6/06 | 5,000,000 b | 4,996,844 |
| CC (USA) Inc. | | |
| 4.90%, 6/23/06 | 5,000,000 b | 4,944,205 |
| Citigroup Global Markets Holdings Inc. | | |
| 4.58%, 4/3/06 | 5,000,000 | 4,998,736 |
| FCAR Owner Trust, Ser. I | | |
| 4.91%, 6/23/06 | 5,000,000 | 4,944,090 |
| Fortis Funding LLC | | |
| 4.59%, 4/3/06 | 5,000,000 b | 4,998,731 |
| Gemini Securitization Corp., LLC | | |
| 4.57%, 4/3/06 | 4,000,000 b | 3,998,991 |
| HSBC USA Inc. | | |
| 4.60%, 4/3/06 | 5,000,000 | 4,998,728 |
| IXIS Corporate & Investment Bank | | |
| 4.70%, 5/17/06 | 5,000,000 | 4,970,324 |
| Links Finance LLC | | |
| 4.90%, 6/21/06 | 5,000,000 b | 4,945,550 |
| PB Finance (Delaware) Inc. | | |
| 4.61%, 4/3/06 | 5,000,000 | 4,998,725 |
| Preferred Receivables Funding Corp. | | |
| 4.65%, 4/10/06 | 5,000,000 b | 4,994,212 |
| Premier Asset Collateralized Entity LLC | | |
| 4.66%, 4/24/06 | 5,000,000 b | 4,985,226 |
| Sheffield Receivables Corp. | | |
| 4.59%, 4/3/06 | 5,000,000 b | 4,998,729 |
| Solitaire Funding Ltd. | | |
| 4.65%, 4/21/06 | 5,000,000 b | 4,987,167 |
| **Total Commercial Paper** | | |
| (cost $93,739,103) | | **93,739,103** |

**Corporate Notes--9.7%**

| | | |
|---|---|---|
| Harrier Finance Funding Ltd. | | |
| 4.83%, 4/1/06 | 4,000,000 a,b | 4,000,000 |
| Toyota Motor Credit Corp. | | |
| 4.81%, 8/8/06 | 4,000,000 a,b | 4,000,000 |
| Wells Fargo & Co. | | |
| 4.60%, 4/4/06 | 4,000,000 a | 4,000,000 |
| **Total Corporate Notes** | | |
| (cost $12,000,000) | | **12,000,000** |

**Time Deposits--2.9%**

| | | |
|---|---|---|
| State Street Bank and Trust Co., Boston, MA (Grand Cayman) | | |
| 4.88%, 4/3/06 | | |
| (cost $3,552,000) | 3,552,000 | **3,552,000** |
| | | |
| **Total Investments (cost $124,291,103)** | **100.3%** | **124,291,103** |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | **(424,684)** |
| **Net Assets** | **100.0%** | **123,866,419** |

a     Variable rate security--interest rate subject to periodic change.

b     Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities
     amounted to $61,833,001 or 49.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund: Quality Bond Portfolio**

**March 31, 2006 (Unaudited)**

| Bonds and Notes--135.8% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense--.4%** | | | | |
| L-3 Communications, | | | | |
| Sr. Sub. Notes, Ser. B | 6.38 | 10/15/15 | 115,000 | 113,850 |
| L-3 Communications, | | | | |
| Sr. Sub. Notes | 7.63 | 6/15/12 | 415,000 | 430,563 |
| Raytheon, | | | | |
| Sr. Notes | 5.50 | 11/15/12 | 210,000 | 209,263 |
| | | | | **753,676** |
| **Agricultural--.4%** | | | | |
| Altria, | | | | |
| Notes | 7.00 | 11/4/13 | 805,000 | **866,744** |
| **Airlines--.0%** | | | | |
| US Airways, | | | | |
| Enhanced Equip. Notes, Ser. C | 8.93 | 10/15/09 | 270,471 a,b | **27** |
| **Asset-Backed Ctfs./Automobile Receivables--4.4%** | | | | |
| AmeriCredit Automobile Receivables | | | | |
| Trust, Ser. 2005-DA, Cl. A2 | 4.75 | 1/6/09 | 675,000 | 674,197 |
| Capital One Auto Finance Trust, | | | | |
| Ser. 2005-C, Cl. A2 | 4.48 | 10/15/08 | 775,000 | 773,581 |
| Capital One Prime Auto Receivables | | | | |
| Trust, Ser. 2006-1, Cl. A1 | 4.87 | 3/15/07 | 500,000 | 500,059 |
| Chase Manhattan Auto Owner Trust, | | | | |
| Ser. 2005-B, Cl. A2 | 4.77 | 3/15/08 | 675,000 | 674,178 |
| Ford Credit Auto Owner Trust, | | | | |
| Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 650,000 | 639,118 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2005-5, Cl. A1 | 4.22 | 11/15/06 | 698,812 | 698,652 |
| WFS Financial Owner Trust, | | | | |
| Ser. 2003-3, Cl. A4 | 3.25 | 5/20/11 | 4,525,000 | 4,442,773 |
| WFS Financial Owner Trust, | | | | |
| Ser. 2005-2, Cl. B | 4.57 | 11/19/12 | 325,000 | 319,540 |
| | | | | **8,722,098** |
| **Asset-Backed Ctfs./Credit Cards--.4%** | | | | |
| Capital One Multi-Asset Execution | | | | |
| Trust, Ser. 2004-C1, Cl. C1 | 3.40 | 11/16/09 | 860,000 | **847,022** |
| **Asset-Backed Ctfs./Home Equity Loans--4.3%** | | | | |
| Accredited Mortgage Loan Trust, | | | | |
| Ser. 2006-1, Cl. A1 | 4.88 | 4/25/36 | 700,000 c | 700,000 |
| Accredited Mortgage Loan Trust, | | | | |
| Ser. 2005-1, Cl. A2A | 4.92 | 4/25/35 | 80,767 c | 80,823 |
| Accredited Mortgage Loan Trust, | | | | |
| Ser. 2005-2, Cl. A2A | 4.92 | 7/25/35 | 320,731 c | 320,905 |
| Accredited Mortgage Loan Trust, | | | | |
| Ser. 2005-3, Cl. A2A | 4.92 | 9/25/35 | 584,390 c | 584,846 |
| ACE Securities, | | | | |
| Ser. 2005-HE1, Cl. A2A | 4.94 | 2/25/35 | 128,303 c | 128,405 |
| Ameriquest Mortgage Securities, | | | | |
| Ser. 2003-11, Cl. AF6 | 5.14 | 1/25/34 | 525,000 | 518,813 |

| | | | | |
|---|---|---|---|---|
| Bear Stearns Asset Backed Securities, Ser. 2005-TC1, Cl. A1 | 4.93 | 5/25/35 | 184,051 c | 184,047 |
| Bear Stearns Asset-Backed Securities I, Ser. 2005-HE3, Cl. A1 | 4.90 | 3/25/35 | 102,458 c | 102,536 |
| Bear Stearns Asset-Backed Securities I, Ser. 2005-HE2, Cl. 1A1 | 4.93 | 2/25/35 | 60,147 c | 60,190 |
| Bear Stearns Asset-Backed Securities, Ser. 2005-HE4, Cl. 1A1 | 4.92 | 4/25/35 | 238,287 c | 238,467 |
| Centex Home Equity, Ser. 2005-D, Cl. AV1 | 4.93 | 10/25/35 | 579,004 c | 579,456 |
| First NLC Trust, Ser. 2005-3, Cl. AV2 | 5.05 | 12/25/35 | 525,000 c | 525,324 |
| Fremont Home Loan Trust, Ser. 2005-1, Cl. 2A1 | 4.92 | 6/25/35 | 6,719 c | 6,722 |
| Home Equity Asset Trust, Ser. 2005-5, Cl. 2A1 | 4.93 | 11/25/35 | 776,512 c | 777,088 |
| Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1 | 4.93 | 2/25/36 | 515,758 c | 516,191 |
| JP Morgan Mortgage Acquisition, Ser. 2005-FRE1, Cl. A2F | 5.38 | 7/25/27 | 872,941 | 869,388 |
| Mastr Asset Backed Securities Trust, Ser. 2005-WMC1, Cl. A3 | 4.92 | 3/25/35 | 96,175 c | 96,184 |
| Morgan Stanley ABS Capital I, Ser. 2005-NC2, Cl. A3A | 4.90 | 3/25/35 | 218,918 c | 219,086 |
| Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A | 4.91 | 5/25/35 | 245,760 c | 245,691 |
| Residential Asset Securities, Ser. 2005-EMX1, Cl. AI1 | 4.92 | 3/25/35 | 215,665 c | 215,836 |
| Residential Asset Securities, Ser. 2005-AHL2, Cl. A1 | 4.92 | 10/25/35 | 677,976 c | 678,513 |
| Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1 | 4.93 | 9/25/35 | 583,826 c | 584,296 |
| Residential Funding Mortgage Securities, Ser. 2006-HSA2, Cl. AI2 | 5.50 | 3/25/36 | 140,000 | 139,424 |
| | | | | **8,372,231** |
| **Asset-Backed Ctfs./Manufactured Housing--1.0%** | | | | |
| Green Tree Financial, Ser. 1994-7, Cl. M1 | 9.25 | 3/15/20 | 421,199 | 438,821 |
| Origen Manufactured Housing, Ser. 2005-A, Cl. A1 | 4.06 | 7/15/13 | 622,433 | 618,798 |
| Origen Manufactured Housing, Ser. 2005-B, Cl. A1 | 5.25 | 2/15/14 | 830,722 | 831,173 |
| | | | | **1,888,792** |
| **Asset-Backed Ctfs./Other--7.0%** | | | | |
| Citigroup Mortgage Loan Trust, Ser. 2005-OPT3, Cl. A1A | 4.91 | 5/25/35 | 465,498 c | 465,567 |
| Countrywide Asset-Backed Ctfs. II, Ser. 2005-2, Cl. 2A1 | 4.91 | 8/25/35 | 55,124 c | 55,126 |
| Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, | | | | |

| | | | | |
|---|---|---|---|---|
| Cl. AV1 | 4.92 | 8/25/35 | 389,297 c | 389,538 |
| Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1 | 5.21 | 11/25/36 | 966,255 | 961,731 |
| Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B | 5.45 | 12/25/35 | 909,370 | 905,874 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1 | 5.46 | 1/25/36 | 1,086,705 | 1,082,716 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1 | 5.72 | 12/25/36 | 272,717 | 271,901 |
| First Franklin Mortgage Loan Asset-Backed Ctfs., Ser. 2005-FFH3, Cl. 2A1 | 4.95 | 9/25/35 | 629,112 c | 629,588 |
| Merrill Lynch Mortgage Investors, Ser. 2005-WMC1, Cl. A2A | 4.92 | 9/25/35 | 4,705 c | 4,708 |
| Morgan Stanley ABS Capital I, Ser. 2005-WMC2, Cl. A2A | 4.90 | 2/25/35 | 79,348 c | 79,404 |
| Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A | 4.93 | 7/25/35 | 361,944 c | 362,222 |
| Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2005-2, Cl. A2A | 4.93 | 3/25/36 | 338,044 c | 338,091 |
| Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2006-1, Cl. AF1 | 5.42 | 12/25/36 | 815,227 | 811,258 |
| Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1 | 5.36 | 1/25/36 | 918,626 | 914,956 |
| Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1 | 4.92 | 12/25/34 | 307,950 c | 308,192 |
| Residential Asset Mortgage Products, Ser. 2005-RS3, Cl. AIA1 | 4.92 | 3/25/35 | 503,339 c | 503,733 |
| Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1 | 4.92 | 10/25/35 | 762,776 c | 763,380 |
| Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. AII1 | 4.93 | 2/25/35 | 207,106 c | 207,286 |
| Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AII1 | 4.95 | 6/25/27 | 270,025 c | 270,245 |
| Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2 | 4.15 | 8/25/35 | 2,298,000 | 2,277,305 |
| Saxon Asset Securities Trust, Ser. 2005-3, Cl. A2A | 4.94 | 11/25/35 | 514,840 c | 515,220 |
| Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3 | 5.83 | 5/25/35 | 225,000 | 222,029 |
| Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A | 4.81 | 2/25/37 | 1,215,000 c | 1,215,000 |
| Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A | 4.93 | 12/25/35 | 171,947 c | 172,077 |
| | | | | **13,727,147** |

**Auto Manufacturing--.2%**

| | | | | |
|---|---|---|---|---|
| DaimlerChrysler, | | | | |
| Notes | 4.88 | 6/15/10 | 175,000 | 168,814 |
| DaimlerChrysler, | | | | |
| Notes | 8.50 | 1/18/31 | 180,000 | 211,173 |
| | | | | **379,987** |
| **Automotive, Trucks & Parts--.1%** | | | | |
| Johnson Controls, | | | | |
| Sr. Notes | 5.25 | 1/15/11 | 110,000 | **108,283** |
| **Banking--6.6%** | | | | |
| Chevy Chase Bank, | | | | |
| Sub. Notes | 6.88 | 12/1/13 | 260,000 | 267,800 |
| Chuo Mitsui Trust & Banking, | | | | |
| Sub. Notes | 5.51 | 12/1/49 | 565,000 d | 537,163 |
| Colonial Bank of Montgomery | | | | |
| Alabama, Sub. Notes | 6.38 | 12/1/15 | 500,000 | 502,921 |
| Colonial Bank of Montgomery | | | | |
| Alabama, Sub. Notes | 8.00 | 3/15/09 | 140,000 | 146,187 |
| HBOS Capital, | | | | |
| Notes | 6.07 | 6/30/14 | 2,590,000 d,e | 2,593,699 |
| Manufacturers & Traders Trust, | | | | |
| Sub. Notes | 5.59 | 12/28/20 | 275,000 | 269,085 |
| NB Capital Trust IV, | | | | |
| Capital Securities | 8.25 | 4/15/27 | 620,000 | 658,919 |
| Northern Rock, | | | | |
| Sub. Notes | 5.60 | 4/30/49 | 535,000 c,d | 522,211 |
| Rabobank Capital Funding II, | | | | |
| Bonds | 5.26 | 12/31/13 | 1,385,000 c,d | 1,333,317 |
| Regions Financial, | | | | |
| Sr. Notes | 4.80 | 8/8/08 | 825,000 c | 825,715 |
| Resona Bank, | | | | |
| Notes | 5.85 | 4/15/16 | 475,000 d | 461,766 |
| Shinsei Finance Cayman, | | | | |
| Bonds | 6.42 | 1/1/49 | 295,000 c,d | 290,889 |
| Sovereign Bancorp, | | | | |
| Sr. Notes | 4.80 | 9/1/10 | 525,000 d | 507,564 |
| Sumitomo Mitsui Banking, | | | | |
| Notes | 5.63 | 7/15/49 | 315,000 c,d | 306,129 |
| US Bank, | | | | |
| Notes, Ser. BNT1 | 4.75 | 9/29/06 | 1,325,000 c | 1,325,391 |
| USB Capital IX, | | | | |
| Bonds | 6.19 | 4/1/49 | 410,000 c | 406,818 |
| Wachovia Bank, | | | | |
| Sub. Notes | 5.00 | 8/15/15 | 495,000 | 470,484 |
| Washington Mutual, | | | | |
| Sub. Notes | 4.63 | 4/1/14 | 970,000 | 888,335 |
| Wells Fargo & Co., | | | | |
| Sub. Notes | 6.38 | 8/1/11 | 290,000 | 302,730 |
| Zions Bancorporation, | | | | |
| Sub. Notes | 6.00 | 9/15/15 | 465,000 | 471,435 |
| | | | | **13,088,558** |
| **Building & Construction--.4%** | | | | |
| American Standard, | | | | |
| Sr. Notes | 7.38 | 2/1/08 | 265,000 | 272,788 |
| American Standard, | | | | |

| | | | | |
|---|---|---|---|---|
| Sr. Notes | 7.63 | 2/15/10 | 450,000 | 475,376 |
| | | | | **748,164** |
| **Chemicals--1.3%** | | | | |
| ICI Wilmington, | | | | |
| Notes | 5.63 | 12/1/13 | 640,000 | 620,492 |
| ICI Wilmington, | | | | |
| Notes | 7.05 | 9/15/07 | 150,000 | 152,642 |
| Lubrizol, | | | | |
| Sr. Notes | 4.63 | 10/1/09 | 445,000 | 431,486 |
| Lubrizol, | | | | |
| Sr. Debs. | 6.50 | 10/1/34 | 600,000 | 594,233 |
| RPM International, | | | | |
| Sr. Notes | 4.45 | 10/15/09 | 450,000 | 429,551 |
| RPM International, | | | | |
| Bonds | 6.25 | 12/15/13 | 420,000 | 416,724 |
| | | | | **2,645,128** |
| **Commercial & Professional Services--.6%** | | | | |
| Erac USA Finance, | | | | |
| Bonds | 5.60 | 5/1/15 | 310,000 d | 302,476 |
| Erac USA Finance, | | | | |
| Notes | 7.95 | 12/15/09 | 210,000 d | 226,350 |
| RR Donnelley & Sons, | | | | |
| Notes | 4.95 | 4/1/14 | 680,000 | 624,859 |
| | | | | **1,153,685** |
| **Commercial Mortgage Pass - Through Ctfs.--4.2%** | | | | |
| Banc of America Commercial | | | | |
| Mortgage, Ser. 2005-2, Cl. A2 | 4.25 | 7/10/43 | 875,000 | 858,983 |
| Bayview Commercia Asset Trust, | | | | |
| Ser. 2006-SP1, Cl. A1 | 5.09 | 4/25/36 | 175,000 c,d | 175,055 |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2004-1, Cl. A | 5.18 | 4/25/34 | 313,583 c,d | 314,171 |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2003-1, Cl. A | 5.40 | 8/25/33 | 256,505 c,d | 258,168 |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2003-2, Cl. A | 5.40 | 12/25/33 | 322,685 c,d | 323,693 |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2006-1A, B2 | 6.52 | 3/25/36 | 124,560 c,d | 124,715 |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2005-3A, Cl. B3 | 7.82 | 11/25/35 | 146,557 c,d | 149,970 |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2005-4A, Cl. B3 | 8.32 | 1/25/36 | 98,991 c,d | 98,991 |
| Calwest Industrial Trust, | | | | |
| Ser. 2002-CALW, Cl. A | 4.43 | 2/15/17 | 1,000,000 d | 1,035,379 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage, Ser. 2006-CD2, | | | | |
| Cl. A2 | 5.41 | 1/15/46 | 340,000 | 339,311 |
| Crown Castle Towers, | | | | |
| Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 240,000 d | 233,625 |
| Global Signal Trust, | | | | |
| Ser. 2006-1, Cl. D | 6.05 | 2/15/36 | 340,000 d | 338,494 |
| Global Signal Trust, | | | | |
| Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 170,000 d | 169,604 |
| JP Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-LDP5, Cl. A2 | 5.20 | 12/15/44 | 725,000 | 719,231 |

| | | | | |
|---|---|---|---|---|
| Merrill Lynch Mortgage Trust, | | | | |
| Ser. 2005-CIP1, Cl. A2 | 4.43 | 8/12/10 | 505,000 | 496,137 |
| Merrill Lynch Mortgage Trust, | | | | |
| Ser. 2005-CKI1, Cl. A2 | 5.22 | 11/12/37 | 165,000 | 164,177 |
| Morgan Stanley Capital I, | | | | |
| Ser. 2006-T21, Cl. A2 | 5.09 | 10/12/52 | 500,000 | 493,144 |
| Washington Mutual Asset | | | | |
| Securities, Ser. 2003-C1A, | | | | |
| Cl. A | 3.83 | 1/25/35 | 2,021,901 d | 1,933,863 |
| | | | | **8,226,711** |
| **Diversified Financial Services--5.8%** | | | | |
| Amvescap, | | | | |
| Notes | 5.38 | 2/27/13 | 550,000 | 531,446 |
| Bear Stearns Cos., | | | | |
| Notes | 4.50 | 10/28/10 | 325,000 | 312,826 |
| Boeing Capital, | | | | |
| Sr. Notes | 7.38 | 9/27/10 | 490,000 | 528,339 |
| CIT Group, | | | | |
| Sr. Notes | 4.75 | 8/15/08 | 470,000 | 464,125 |
| Countrywide Home Loans, | | | | |
| Notes, Ser. L | 4.00 | 3/22/11 | 290,000 | 269,722 |
| Credit Suisse First Boston USA, | | | | |
| Notes | 5.13 | 8/15/15 | 490,000 e | 469,701 |
| Glencore Funding, | | | | |
| Notes | 6.00 | 4/15/14 | 675,000 d | 643,600 |
| Goldman Sachs Group, | | | | |
| Notes | 4.50 | 6/15/10 | 525,000 | 506,421 |
| HSBC Finance Capital Trust IX, | | | | |
| Notes | 5.91 | 11/30/35 | 625,000 | 614,321 |
| ILFC E-Capital Trust I, | | | | |
| Bonds | 5.90 | 12/21/65 | 175,000 d,e | 170,012 |
| ILFC E-Capital Trust II, | | | | |
| Bonds | 6.25 | 12/21/65 | 260,000 c,d | 249,620 |
| Jefferies Group, | | | | |
| Sr. Notes | 5.50 | 3/15/16 | 685,000 | 654,439 |
| John Deere Capital, | | | | |
| Sr. Notes, Ser. D | 4.40 | 7/15/09 | 320,000 | 310,877 |
| JPMorgan Chase & Co., | | | | |
| Sub. Notes | 5.13 | 9/15/14 | 780,000 e | 750,998 |
| Lehman Brothers Holdings E-Capital | | | | |
| Trust I, Notes | 5.55 | 8/19/65 | 100,000 c,d | 100,387 |
| Lehman Brothers, | | | | |
| Notes | 5.50 | 4/4/16 | 155,000 | 152,243 |
| MBNA, | | | | |
| Notes | 6.13 | 3/1/13 | 750,000 | 775,968 |
| Mizuho JGB Investment, | | | | |
| Bonds, Ser. A | 9.87 | 6/30/08 | 425,000 d | 461,646 |
| Morgan Stanley, | | | | |
| Sub. Notes | 4.75 | 4/1/14 | 1,097,000 | 1,025,157 |
| Morgan Stanley, | | | | |
| Sr. Notes | 4.83 | 2/9/09 | 475,000 c | 475,759 |
| MUFG Capital Finance Tier 1, | | | | |
| Sr. Sub. Notes | 6.35 | 3/15/49 | 310,000 c,d | 306,166 |
| Nuveen Investments, | | | | |
| Sr. Notes | 5.00 | 9/15/10 | 285,000 | 275,566 |

| | | | | |
|---|---|---|---|---|
| Residential Capital,<br>    Notes | 6.13 | 11/21/08 | 225,000 | 225,496 |
| Residential Capital,<br>    Sr. Notes | 6.38 | 6/30/10 | 1,070,000 | 1,078,929 |
| Windsor Financing,<br>    Sr. Notes | 5.88 | 7/15/17 | 130,000 d | 128,995 |
| | | | | **11,482,759** |
| **Diversified Metals & Mining--.6%** | | | | |
| Falconbridge,<br>    Bonds | 5.38 | 6/1/15 | 75,000 | 70,336 |
| Falconbridge,<br>    Notes | 6.00 | 10/15/15 | 195,000 | 191,166 |
| Ispat Inland,<br>    Secured Notes | 9.75 | 4/1/14 | 50,000 | 56,643 |
| Southern Copper,<br>    Sr. Notes | 7.50 | 7/27/35 | 280,000 | 273,161 |
| Teck Cominco,<br>    Notes | 7.00 | 9/15/12 | 500,000 | 531,665 |
| | | | | **1,122,971** |
| **Electric Utilities--1.3%** | | | | |
| Consumers Energy,<br>    First Mortgage | 5.00 | 2/15/12 | 655,000 | 630,455 |
| Dominion Resources,<br>    Sr. Notes, Ser. A | 7.20 | 9/15/14 | 450,000 | 485,291 |
| FirstEnergy,<br>    Sr. Notes, Ser. B | 6.45 | 11/15/11 | 300,000 | 310,784 |
| FPL Energy National Wind,<br>    Secured Notes | 5.61 | 3/10/24 | 95,038 d | 91,535 |
| Mirant,<br>    Sr. Notes | 7.38 | 12/31/13 | 230,000 d | 235,750 |
| Nevada Power,<br>    Mortgage Notes | 5.95 | 3/15/16 | 100,000 d | 98,937 |
| Nisource Finance,<br>    Sr. Notes | 5.25 | 9/15/17 | 375,000 | 352,679 |
| NiSource Finance,<br>    Sr. Notes | 5.34 | 11/23/09 | 200,000 c | 200,842 |
| Sierra Pacific Power,<br>    Mortgage Notes | 6.25 | 4/15/12 | 200,000 | 202,559 |
| | | | | **2,608,832** |
| **Environmental Control--.8%** | | | | |
| Republic Services,<br>    Notes | 6.09 | 3/15/35 | 700,000 | 682,410 |
| Waste Management,<br>    Sr. Notes | 6.88 | 5/15/09 | 270,000 | 280,933 |
| Waste Management,<br>    Sr. Notes | 7.00 | 7/15/28 | 525,000 | 563,682 |
| | | | | **1,527,025** |
| **Food & Beverages--1.0%** | | | | |
| Bavaria,<br>    Sr. Notes | 8.88 | 11/1/10 | 925,000 d | 1,003,625 |
| H.J. Heinz,<br>    Notes | 6.43 | 12/1/08 | 225,000 d | 229,113 |
| Safeway,<br>    Sr. Notes | 7.25 | 2/1/31 | 375,000 | 398,555 |
| Stater Brothers, | | | | |

| | | | | |
|---|---|---|---|---|
| Sr. Notes | 8.13 | 6/15/12 | 195,000 e | 195,731 |
| Tyson Foods, | | | | |
| Sr. Notes | 6.60 | 4/1/16 | 200,000 | 197,899 |
| | | | | **2,024,923** |

**Foreign Government--1.9%**

| | | | | |
|---|---|---|---|---|
| Argentina Bonos, | | | | |
| Bonds | 4.89 | 8/3/12 | 685,000 c | 563,413 |
| Banco Nacional de Desenvolvimento | | | | |
| Economico e Social, Notes | 5.73 | 6/16/08 | 660,000 c | 644,490 |
| Export-Import Bank of Korea, | | | | |
| Sr. Notes | 4.50 | 8/12/09 | 575,000 | 559,012 |
| Mexican Bonos, | | | | |
| Bonds, Ser. M | 9.00 | 12/22/11 | 5,900,000 f | 556,917 |
| Republic of Peru, | | | | |
| Bonds | 7.35 | 7/21/25 | 100,000 | 98,750 |
| Republic of Peru, | | | | |
| Bonds | 8.38 | 5/3/16 | 195,000 | 212,550 |
| Republic of South Africa, | | | | |
| Notes | 9.13 | 5/19/09 | 470,000 | 517,000 |
| United Mexican States, | | | | |
| Notes | 6.63 | 3/3/15 | 480,000 | 502,080 |
| | | | | **3,654,212** |

**Health Care--1.2%**

| | | | | |
|---|---|---|---|---|
| Coventry Health Care, | | | | |
| Sr. Notes | 5.88 | 1/15/12 | 160,000 | 159,200 |
| HCA, | | | | |
| Sr. Notes | 6.95 | 5/1/12 | 490,000 | 497,183 |
| Medco Health Solutions, | | | | |
| Sr. Notes | 7.25 | 8/15/13 | 155,000 | 167,130 |
| Quest Diagnostics, | | | | |
| Sr. Notes | 5.13 | 11/1/10 | 205,000 | 201,313 |
| Teva Pharmaceutical Finance, | | | | |
| Bonds | 6.15 | 2/1/36 | 325,000 | 307,330 |
| United Healthcare, | | | | |
| Sr. Notes | 5.38 | 3/15/16 | 500,000 | 489,791 |
| WellPoint, | | | | |
| Notes | 5.00 | 1/15/11 | 255,000 | 249,525 |
| Wyeth, | | | | |
| Notes | 6.95 | 3/15/11 | 325,000 | 344,930 |
| | | | | **2,416,402** |

**Lodging & Entertainment--1.1%**

| | | | | |
|---|---|---|---|---|
| Harrah's Operating, | | | | |
| Notes | 7.13 | 6/1/07 | 205,000 | 208,530 |
| Harrah's Operating, | | | | |
| Sr. Notes | 8.00 | 2/1/11 | 380,000 | 412,773 |
| MGM Mirage, | | | | |
| Sr. Notes | 6.00 | 10/1/09 | 205,000 | 202,950 |
| Mohegan Tribal Gaming Authority, | | | | |
| Sr. Notes | 6.13 | 2/15/13 | 345,000 | 341,981 |
| Resorts International Hotel and | | | | |
| Casino, First Mortgage | 11.50 | 3/15/09 | 560,000 d | 617,400 |
| Station Casinos, | | | | |
| Sr. Notes | 6.00 | 4/1/12 | 450,000 | 446,063 |
| | | | | **2,229,697** |

**Media--1.3%**

| | | | | |
|---|---|---|---|---|
| British Sky Broadcasting, | | | | |
| Notes | 6.88 | 2/23/09 | 510,000 | 528,147 |
| Comcast, | | | | |
| Notes | 5.50 | 3/15/11 | 530,000 e | 524,773 |
| News America Holdings, | | | | |
| Debs. | 7.70 | 10/30/25 | 425,000 | 459,940 |
| Time Warner, | | | | |
| Gtd. Notes | 6.75 | 4/15/11 | 480,000 | 498,340 |
| Univision Communications, | | | | |
| Notes | 7.85 | 7/15/11 | 560,000 | 587,948 |
| | | | | **2,599,148** |
| **Oil & Gas--1.2%** | | | | |
| Amerada Hess, | | | | |
| Notes | 6.65 | 8/15/11 | 470,000 e | 492,123 |
| Enteprise Products Operating, | | | | |
| Sr. Notes, Ser. B | 5.60 | 10/15/14 | 810,000 | 786,761 |
| Oneok, | | | | |
| Notes | 5.20 | 6/15/15 | 225,000 | 214,278 |
| Pemex Project Funding Master | | | | |
| Trust, Notes | 5.75 | 12/15/15 | 365,000 d | 349,944 |
| XTO Energy, | | | | |
| Sr. Notes | 7.50 | 4/15/12 | 475,000 | 519,218 |
| | | | | **2,362,324** |
| **Packaging & Containers--.4%** | | | | |
| Crown Americas Capital, | | | | |
| Sr. Notes | 7.63 | 11/15/13 | 325,000 d | 338,000 |
| Crown Americas Capital, | | | | |
| Sr. Notes | 7.75 | 11/15/15 | 185,000 d | 192,863 |
| Sealed Air, | | | | |
| Notes | 5.63 | 7/15/13 | 310,000 d | 301,734 |
| | | | | **832,597** |
| **Paper & Forest Products--.8%** | | | | |
| Georgia-Pacific, | | | | |
| Sr. Notes | 8.00 | 1/15/24 | 415,000 | 420,706 |
| Sappi Papier, | | | | |
| Notes | 6.75 | 6/15/12 | 145,000 d | 138,107 |
| Temple-Inland, | | | | |
| Bonds | 6.63 | 1/15/18 | 400,000 | 409,154 |
| Westvaco, | | | | |
| Debs. | 7.95 | 2/15/31 | 250,000 | 269,841 |
| Weyerhaeuser, | | | | |
| Debs. | 7.38 | 3/15/32 | 245,000 | 262,397 |
| | | | | **1,500,205** |
| **Property-Casualty Insurance--2.0%** | | | | |
| Ace Capital Trust II, | | | | |
| Bonds | 9.70 | 4/1/30 | 225,000 | 300,433 |
| Aegon Funding, | | | | |
| Bonds | 5.75 | 12/15/20 | 550,000 | 541,575 |
| American International Group, | | | | |
| Notes | 5.05 | 10/1/15 | 270,000 d | 257,927 |
| AON, | | | | |
| Capital Securities | 8.21 | 1/1/27 | 300,000 | 344,355 |
| Assurant, | | | | |
| Sr. Notes | 6.75 | 2/15/34 | 400,000 | 416,184 |
| ING Groep, | | | | |

| | | | | |
|---|---|---|---|---|
| Bonds | 5.78 | 12/8/49 | 400,000 | 389,803 |
| MetLife, | | | | |
| Sr. Notes | 5.00 | 6/15/15 | 1,050,000 | 1,001,127 |
| Nippon Life Insurance, | | | | |
| Notes | 4.88 | 8/9/10 | 475,000 d | 460,762 |
| Phoenix Cos., | | | | |
| Sr. Notes | 6.68 | 2/16/08 | 205,000 | 205,628 |
| | | | | **3,917,794** |
| **Real Estate Investment Trusts--4.2%** | | | | |
| Archstone-Smith Operating Trust, | | | | |
| Sr. Notes | 5.25 | 5/1/15 | 525,000 | 505,538 |
| Arden Realty, | | | | |
| Notes | 5.25 | 3/1/15 | 350,000 | 342,180 |
| Boston Properties, | | | | |
| Sr. Notes | 5.00 | 6/1/15 | 470,000 | 441,312 |
| Brandywine Operating Partnership, | | | | |
| Notes | 5.41 | 4/1/09 | 350,000 c | 350,164 |
| Commercial Net Lease Realty, | | | | |
| Sr. Notes | 6.15 | 12/15/15 | 210,000 | 207,486 |
| Duke Realty, | | | | |
| Notes | 3.50 | 11/1/07 | 520,000 | 505,916 |
| Duke Realty, | | | | |
| Sr. Notes | 5.88 | 8/15/12 | 1,250,000 | 1,264,648 |
| EOP Operating, | | | | |
| Sr. Notes | 7.00 | 7/15/11 | 595,000 | 626,731 |
| ERP Operating, | | | | |
| Notes | 5.13 | 3/15/16 | 350,000 | 332,644 |
| ERP Operating, | | | | |
| Notes | 5.25 | 9/15/14 | 85,000 | 82,528 |
| ERP Operating, | | | | |
| Sr. Notes | 5.38 | 8/1/16 | 145,000 | 140,365 |
| Federal Realty Investment Trust, | | | | |
| Sr. Notes | 5.65 | 6/1/16 | 325,000 | 318,786 |
| Healthcare Realty Trust, | | | | |
| Sr. Notes | 5.13 | 4/1/14 | 475,000 | 445,334 |
| HRPT Properties Trust, | | | | |
| Sr. Notes | 5.52 | 3/15/11 | 475,000 c | 475,788 |
| Mack-Cali Realty, | | | | |
| Notes | 5.05 | 4/15/10 | 225,000 | 218,893 |
| Mack-Cali Realty, | | | | |
| Notes | 5.25 | 1/15/12 | 400,000 | 389,244 |
| Mack-Cali Realty, | | | | |
| Bonds | 5.80 | 1/15/16 | 400,000 | 391,312 |
| Regency Centers, | | | | |
| Sr. Notes | 5.25 | 8/1/15 | 145,000 | 138,352 |
| Simon Property, | | | | |
| Notes | 4.88 | 8/15/10 | 550,000 | 535,938 |
| Socgen Real Estate, | | | | |
| Bonds | 7.64 | 12/29/49 | 575,000 d | 591,574 |
| | | | | **8,304,733** |
| **Residential Mortgage Pass- Through Ctfs.--3.6%** | | | | |
| Citigroup Mortgage Loan Trust, | | | | |
| Ser. 2005-WF2, Cl. AF2 | 4.92 | 8/25/35 | 770,113 | 762,614 |
| Citigroup Mortgage Loan Trust, | | | | |
| Ser. 2005-WF2, Cl. AF7 | 5.25 | 8/25/35 | 950,000 | 916,035 |

| | | | | |
|---|---|---|---|---|
| Citigroup Mortgage Loan Trust,<br>  Ser. 2006-WF1, Cl. A2A | 5.70 | 3/1/36 | 475,000 | 474,666 |
| Countrywide Alternative Loan<br>  Trust, Ser. 2005-J4, Cl. 2A1B | 4.94 | 7/25/35 | 316,672 c | 316,734 |
| First Horizon Alternative Mortgage<br>  Securities, Ser. 2004-FA1,<br>  Cl. 1A1 | 6.25 | 10/25/34 | 2,724,241 | 2,733,823 |
| Impac Secured Assets CMN Owner<br>  Trust, Ser. 2006-1, Cl. 2A1 | 5.17 | 1/25/36 | 290,000 c | 290,000 |
| Nomura Asset Acceptance,<br>  Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 425,000 | 408,681 |
| Nomura Asset Acceptance,<br>  Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 475,000 | 459,824 |
| Structured Adjustable Rate<br>  Mortgage Loan Trust,<br>  Ser. 2005-8XS, Cl. A1 | 4.92 | 4/25/35 | 123,154 c | 123,193 |
| Washington Mutual,<br>  Ser. 2005-AR4, Cl. A4B | 4.68 | 4/25/35 | 575,000 c | 561,717 |
| | | | | **7,047,287** |
| **Retail--.4%** | | | | |
| Darden Restaurants,<br>  Sr. Notes | 6.00 | 8/15/35 | 315,000 | 282,199 |
| May Department Stores,<br>  Notes | 6.65 | 7/15/24 | 575,000 | 584,998 |
| | | | | **867,197** |
| **State Government--.3%** | | | | |
| Erie County Tobacco Asset<br>  Securitization, Asset-Backed<br>  Bonds, Ser. E | 6.00 | 6/1/28 | 400,000 | 392,280 |
| Tobacco Settlement Authority of<br>  Iowa, Asset-Backed Bonds,<br>  Ser. A | 6.50 | 6/1/23 | 210,000 | 206,254 |
| | | | | **598,534** |
| **Structured Index--1.2%** | | | | |
| AB Svensk Exportkredit,<br>  GSNE-ER Indexed Notes | 0.00 | 2/5/07 | 2,275,000 d,g | **2,292,063** |
| **Technology--.1%** | | | | |
| Freescale Semiconductor,<br>  Sr. Notes | 6.88 | 7/15/11 | 160,000 | **164,400** |
| **Telecommunications--2.3%** | | | | |
| AT & T,<br>  Notes | 5.63 | 6/15/16 | 315,000 | 307,063 |
| Deutsche Telekom International<br>  Finance, Bonds | 8.25 | 6/15/30 | 635,000 c | 761,796 |
| Koninklijke KPN,<br>  Sr. Notes | 8.38 | 10/1/30 | 820,000 | 905,118 |
| New Cingular Wireless Services,<br>  Sr. Notes | 8.75 | 3/1/31 | 235,000 | 298,501 |
| Nextel Communications,<br>  Sr. Notes, Ser. F | 5.95 | 3/15/14 | 280,000 | 277,549 |
| Sprint Capital,<br>  Notes | 8.75 | 3/15/32 | 800,000 | 1,003,126 |
| Telecom Italia Capital,<br>  Notes | 4.88 | 10/1/10 | 440,000 | 424,095 |
| Verizon Global Funding, | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 4.88 | 8/15/07 | 320,000 c | 320,093 |
| Verizon Global Funding, | | | | |
| Bonds | 5.85 | 9/15/35 | 200,000 e | 179,980 |
| Verizon Global Funding, | | | | |
| Notes | 7.75 | 6/15/32 | 110,000 | 122,292 |
| | | | | **4,599,613** |
| **Textiles & Apparel--.2%** | | | | |
| Mohawk Industries, | | | | |
| Sr. Notes | 5.75 | 1/15/11 | 400,000 | **396,921** |
| **Transportation--.2%** | | | | |
| Ryder System, | | | | |
| Notes | 5.00 | 6/15/12 | 325,000 | **308,045** |
| **U.S. Government Agencies/Mortgage-Backed--34.6%** | | | | |
| Federal Home Loan Mortgage Corp.: | | | | |
| 3.50%, 9/1/10 | | | 199,979 | 189,166 |
| Multiclass Mortgage | | | | |
| Participation Ctfs. REMIC, | | | | |
| Ser. 2586, Cl. WE 4.00%, | | | | |
| 12/15/32 | | | 1,037,132 | 959,573 |
| Ser. 2764, Cl. IT 5.00%, 6/15/27 | | | 7,390,400 h | 1,296,478 |
| Federal National Mortgage Association: | | | | |
| 4.50% | | | 11,415,000 i | 10,913,977 |
| 5.00% | | | 30,935,000 i | 29,667,343 |
| 5.50% | | | 14,755,000 i | 14,488,275 |
| 4.00%, 5/1/10 | | | 1,068,377 | 1,026,977 |
| 5.50%, 9/1/34 | | | 422,140 | 412,797 |
| 7%, 6/1/29-9/1/29 | | | 173,167 | 178,632 |
| Government National Mortgage Association I: | | | | |
| 5.50%, 4/15/33 - 3/15/34 | | | 3,637,688 | 3,605,858 |
| Project Loan, 8.00%, 9/15/08 | | | 21,405 | 21,499 |
| Ser. 2005-90, Cl. A, 3.76%, 7/16/28 | | | 820,197 | 784,429 |
| Ser. 2005-29, Cl. A, 4.02%, 7/16/27 | | | 495,687 | 478,175 |
| Ser. 2006-6, Cl. A, 4.05%, 10/16/23 | | | 124,650 | 120,770 |
| Ser. 2006-3, Cl. A, 4.21%, 1/16/28 | | | 995,938 | 963,297 |
| Ser. 2006-5, Cl. A, 4.24%, 7/16/29 | | | 723,690 | 700,094 |
| Ser. 2005-32, Cl. B, 4.39%, 8/16/30 | | | 675,000 | 655,931 |
| Ser. 2005-87, Cl. A, 4.45%, 5/16/25 | | | 594,234 | 578,912 |
| Government National Mortgage Association II: | | | | |
| 7.00%, 9/20/28 - 7/20/29 | | | 26,234 | 27,155 |
| Ser. 2004-39, Cl. LC, | | | | |
| 5.50%, 12/20/29 | | | 1,000,000 | 995,232 |
| | | | | **68,064,570** |
| **U.S. Government Securities--38.0%** | | | | |
| U.S. Treasury Bonds | | | | |
| 4.50%, 2/15/36 | | | 4,050,000 | 3,801,306 |
| 5.25%, 11/15/28 | | | 2,028,000 | 2,082,979 |
| U.S. Treasury Notes | | | | |
| 2.25%, 4/30/06 | | | 25,650,000 j | 25,607,933 |
| 3.63%, 4/30/07 | | | 11,900,000 | 11,749,345 |
| 4.38%, 12/31/07 | | | 3,275,000 | 3,249,927 |
| 4.50%, 2/15/16 | | | 10,060,000 | 9,787,282 |
| 4.75%, 3/31/11 | | | 5,110,000 | 5,097,230 |
| 4.75%, 5/15/14 | | | 25,000 | 24,789 |
| 7.00%, 7/15/06 | | | 13,490,000 | 13,575,904 |
| | | | | **74,976,695** |

**Total Bonds and Notes**

(cost $271,633,391) **267,427,200**

| Options--.0% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---:|---:|
| **Call Options** | | |
| Dow Jones CDX.EM.4 | | |
|    May 2006 @ 1.032 | 1,100,000 | 6,820 |
| Dow Jones CDX.EM.4 | | |
|    May 2006 @ 1.032 | 900,000 | 3,600 |
| U.S. Treasuy Notes, 4.5%, 2/28/2011 | | |
|    September 2006 @ 101.07 | 7,850,000 | 7,973 |
| **Put Options** | | |
| 6 Month Euribor Interest Rate Swap | | |
|    January 2007 @ 3.56 | 1,600,000 | 35,122 |
| U.S. Treasury  5 Year Note Future | | |
|    May 2006 @ 104.5 | 3,700,000 | 19,078 |
| **Total Options** | | |
|    (cost $64,997) | | **72,593** |

| Other Investment--7.9% | Shares | Value ($) |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
|    Plus Money Market Fund | | |
|    (cost $15,464,000) | 15,464,000 k | **15,464,000** |

| Investment of Cash Collateral for Securities Loaned--2.6% | Shares | Value ($) |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
|    Advantage Plus Fund | | |
|    (cost $5,021,400) | 5,021,400 k | **5,021,400** |

| | | |
|---|---:|---:|
| **Total Investments (cost $292,183,788)** | **146.3%** | **287,985,193** |
| **Liabilities, Less Cash and Receivables** | **(46.3)%** | **(91,082,362)** |
| **Net Assets** | **100.0%** | **196,902,831** |

a   Non-income producing--security in default.
b   The value of this security has been determined in good faith under the direction of the Board of Trustees.
c   Variable rate security--interest rate subject to periodic change.
d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, these
    securities amounted to $21,497,052 or 10.9% of net assets.
e   All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities
    on loan is $4,856,207 and the total market value of the collateral held by the fund is $5,021,400.
f   Principal amount stated in U.S. Dollars unless otherwise noted. MXN--Mexican New Peso
g   Security linked to Goldman Sachs Non-Energy--Excess Return Index.
h   Notional face amount shown.
i   Purchased on a forward commitment basis.
j   Partially held by a broker as collateral for open financial futures positions.
k   Investments in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**Dreyfus Variable Investment Fund: Quality Bond Portfolio**
# STATEMENT OF FINANCIAL FUTURES

March 31,2006 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation/ (Depreciation) at 3/31/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| U.S. Treasury 5 Year Notes | 141 | 14,725,688 | June 2006 | (88,250) |
| | | | | |
| **Financial Futures Short** | | | | |
| U.S. Treasury 10 Year Notes | 166 | 17,660,844 | June 2006 | 87,453 |
| | | | | **(797)** |

**Dreyfus Variable Investment Fund: Quality Bond Portfolio**

# STATEMENT OF OPTIONS WRITTEN

March 31,2006 (Unaudited)

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options:** | | |
| Dow Jones CDX.EM.4 | | |
| May 2006 @ 1.039 | 2,200,000 | 7,480 |
| Dow Jones CDX.EM.4 | | |
| May 2006 @ 1.0395 | 1,800,000 | 3,240 |
| U.S. Treasury Notes, 4.5%, 2/15/2016 | | |
| April 2006 @ 101.65625 | 4,010,000 | 627 |
| | | |
| **Put Options:** | | |
| U.S. Treasury Notes, 4.5%, 2/15/2016 | | |
| April 2006 @ 97.65625 | 4,010,000 | 28,195 |
| U.S. Treasury Notes, 4.5%, 2/28/2011 | | |
| September 2006 @ 96.164 | 7,850,000 | 11,346 |
| U.S.Treasury 5 Year Notes Future | | |
| May 2006 @ 104 | 3,700,000 | 11,562 |
| (Premiums received $48,283) | | **62,450** |

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund, Small Company Stock Portfolio**

**March 31, 2006 (Unaudited)**

| Common Stocks--96.8% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--14.9%** | | |
| 99 Cents Only Stores | 31,500 a,b | 427,140 |
| AnnTaylor Stores | 8,500 b | 312,715 |
| Carter's | 7,120 b | 480,529 |
| Cheesecake Factory | 6,990 b | 261,776 |
| Children's Place Retail Stores | 11,000 b | 636,900 |
| Choice Hotels International | 7,580 | 347,012 |
| Coldwater Creek | 34,685 b | 964,243 |
| Dick's Sporting Goods | 12,980 a,b | 514,917 |
| Drew Industries | 8,890 b | 316,039 |
| GameStop, Cl. A | 15,870 a,b | 748,112 |
| Meredith | 6,700 | 373,793 |
| Panera Bread, Cl. A | 2,610 b | 196,220 |
| Pinnacle Entertainment | 15,730 b | 443,114 |
| RC2 | 5,820 b | 231,694 |
| Ruth's Chris Steak House | 18,800 b | 447,628 |
| Scientific Games, Cl. A | 7,500 a,b | 263,475 |
| Winnebago Industries | 11,000 a | 333,740 |
| | | **7,299,047** |
| **Consumer Staples--1.4%** | | |
| Performance Food Group | 14,480 a,b | 451,631 |
| Rite Aid | 59,200 a,b | 236,800 |
| | | **688,431** |
| **Energy--8.0%** | | |
| Cabot Oil & Gas | 4,400 | 210,892 |
| Cimarex Energy | 7,640 | 330,506 |
| Dresser-Rand Group | 4,010 b | 99,649 |
| Frontier Oil | 4,670 | 277,165 |
| Goodrich Petroleum | 17,650 b | 476,550 |
| Helix Energy Solutions Group | 13,140 a,b | 498,006 |
| Massey Energy | 6,260 a | 225,798 |
| St. Mary Land & Exploration | 12,330 a | 503,434 |
| Stolt Offshore, ADR | 25,600 b | 396,544 |
| Todco, Cl. A | 5,500 | 216,755 |
| Unit | 11,710 b | 652,832 |
| | | **3,888,131** |
| **Financial--13.8%** | | |
| AmerUs Group | 3,140 | 189,154 |
| Apollo Investment | 18,448 | 328,564 |
| Bank of Hawaii | 7,200 | 383,832 |
| BankUnited Financial, Cl. A | 8,210 | 221,998 |
| Cullen/Frost Bankers | 4,420 | 237,575 |
| East West Bancorp | 4,090 | 157,670 |
| Equity Inns | 33,920 | 549,504 |
| Equity One | 9,980 | 245,109 |
| First Midwest Bancorp/IL | 5,740 | 209,912 |
| Horace Mann Educators | 8,780 | 165,064 |
| Lazard, Cl. A | 10,100 | 446,925 |
| MarketAxess Holdings | 10,300 a,b | 123,909 |
| Max Re Capital | 6,020 | 143,276 |
| Nelnet, Cl. A | 5,550 b | 231,158 |
| Ohio Casualty | 7,000 | 221,900 |

| | | |
|---|---:|---:|
| Philadelphia Consolidated Holding | 6,810 b | 232,493 |
| Phoenix Cos. | 12,460 | 203,098 |
| Spirit Finance | 19,880 a | 242,536 |
| Sunstone Hotel Investors | 18,730 | 542,608 |
| SVB Financial Group | 4,390 b | 232,889 |
| Texas Regional Bancshares, Cl. A | 12,870 | 379,536 |
| UCBH Holdings | 25,400 | 480,568 |
| Whitney Holding | 10,370 | 367,720 |
| Wintrust Financial | 3,670 | 213,484 |
| | | **6,750,482** |
| **Health Care--12.2%** | | |
| Alkermes | 10,100 b | 222,705 |
| BioCryst Pharmaceuticals | 8,400 a,b | 151,704 |
| Bioenvision | 33,700 b | 240,281 |
| Cerner | 6,560 b | 311,272 |
| Cooper Cos. | 2,690 | 145,341 |
| Dov Pharmaceutical | 13,100 a,b | 209,338 |
| Healthways | 2,870 b | 146,198 |
| Idexx Laboratories | 6,100 b | 526,796 |
| ImClone Systems | 6,600 a,b | 224,532 |
| Merit Medical Systems | 1 b | 12 |
| Neurocrine Biosciences | 3,400 a,b | 219,436 |
| Onyx Pharmaceuticals | 7,800 a,b | 204,828 |
| PDL BioPharma | 7,960 b | 261,088 |
| Pediatrix Medical Group | 1,800 b | 184,752 |
| PerkinElmer | 7,920 | 185,882 |
| Pharmaceutical Product Development | 6,720 | 232,579 |
| Psychiatric Solutions | 18,420 b | 610,254 |
| Resmed | 11,240 b | 494,335 |
| Respironics | 5,660 b | 220,231 |
| Sierra Health Services | 9,720 a,b | 395,604 |
| Syneron Medical | 8,290 a,b | 242,151 |
| Ventiv Health | 16,080 b | 534,178 |
| | | **5,963,497** |
| **Industrial--19.4%** | | |
| Actuant, Cl. A | 8,530 a | 522,207 |
| Airtran Holdings | 14,900 b | 269,839 |
| Allied Waste Industries | 34,450 a,b | 421,668 |
| Armor Holdings | 2,460 b | 143,393 |
| BE Aerospace | 22,200 b | 557,664 |
| Bucyrus International, Cl. A | 6,750 | 325,283 |
| Clean Harbors | 8,500 b | 252,195 |
| ESCO Technologies | 4,700 b | 238,055 |
| Hexcel | 10,400 b | 228,488 |
| IDEX | 4,000 | 208,680 |
| JB Hunt Transport Services | 23,160 | 498,866 |
| Kansas City Southern | 6,160 b | 152,152 |
| Labor Ready | 19,340 b | 463,193 |
| Manitowoc | 3,150 | 287,123 |
| Nalco Holding | 13,200 b | 233,640 |
| Oshkosh Truck | 5,970 | 371,573 |
| Pacer International | 12,130 | 396,408 |
| Quanta Services | 17,780 b | 284,836 |
| Roper Industries | 6,880 | 334,574 |
| Shaw Group | 14,600 b | 443,840 |
| Teledyne Technologies | 9,500 b | 338,200 |
| Terex | 4,400 b | 348,656 |
| URS | 15,310 b | 616,227 |

| | | | |
|---|---|---|---|
| Walter Industries | 4,680 | a | 311,782 |
| Watsco | 5,910 | | 419,906 |
| WESCO International | 11,650 | b | 792,316 |
| | | | **9,460,764** |
| **Information Technology--15.6%** | | | |
| Advanced Energy Industries | 19,460 | b | 274,970 |
| Agere Systems | 16,900 | b | 254,176 |
| Ansys | 5,800 | b | 314,070 |
| Applied Films | 11,100 | b | 215,673 |
| aQuantive | 9,200 | b | 216,568 |
| Axcelis Technologies | 50,480 | b | 295,813 |
| CACI International, Cl. A | 3,690 | b | 242,618 |
| CommScope | 12,840 | b | 366,582 |
| Digital River | 6,400 | a,b | 279,104 |
| Electronics for Imaging | 18,390 | b | 514,368 |
| Factset Research Systems | 2,815 | | 124,845 |
| Global Payments | 2,740 | | 145,247 |
| Hyperion Solutions | 5,225 | b | 170,335 |
| JDS Uniphase | 126,250 | b | 526,463 |
| Lawson Software | 27,990 | a,b | 214,683 |
| Micros Systems | 12,670 | b | 583,707 |
| Microsemi | 5,120 | b | 149,043 |
| Palm | 23,600 | a,b | 546,576 |
| Polycom | 26,700 | a,b | 578,856 |
| Rudolph Technologies | 15,700 | b | 267,685 |
| Silicon Laboratories | 7,230 | b | 397,289 |
| Valueclick | 12,700 | b | 214,884 |
| Varian Semiconductor Equipment Associates | 19,065 | b | 535,345 |
| Wind River Systems | 16,780 | b | 208,911 |
| | | | **7,637,811** |
| **Materials--8.0%** | | | |
| Abitibi-Consolidated | 90,800 | | 376,820 |
| Airgas | 7,700 | | 300,993 |
| AK Steel Holding | 34,700 | a,b | 520,500 |
| Cleveland-Cliffs | 5,560 | | 484,387 |
| Coeur d'Alene Mines | 79,510 | | 521,585 |
| Commercial Metals | 5,710 | | 305,428 |
| Florida Rock Industries | 5,340 | | 300,215 |
| Olin | 18,870 | | 405,139 |
| RTI International Metals | 8,500 | b | 466,225 |
| Smurfit-Stone Container | 18,000 | b | 244,260 |
| | | | **3,925,552** |
| **Telecommunications--1.7%** | | | |
| Alaska Communications Systems Group | 21,140 | | 256,428 |
| SBA Communications, Cl. A | 25,000 | b | 585,250 |
| | | | **841,678** |
| **Utilities--1.8%** | | | |
| El Paso Electric | 12,370 | b | 235,525 |
| Energen | 6,130 | | 214,550 |
| OGE Energy | 15,480 | | 448,920 |
| | | | **898,995** |
| **Total Common Stocks** | | | |
| (cost $36,351,925) | | | **47,354,388** |

| **Other Investment--3.1%** | **Shares** | **Value ($)** |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |

|  |  |  |
|---|---|---|
| (cost $1,503,000) | 1,503,000 [c] | **1,503,000** |

| **Investment of Cash Collateral for** | | |
|---|---|---|
| **Securities Loaned--14.1%** | **Shares** | **Value ($)** |
| Registered Investment Company; | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $6,872,456) | 6,872,456 [c] | **6,872,456** |
| | | |
| **Total Investments** (cost $44,727,381) | **114.0%** | **55,729,844** |
| **Liabilities, Less Cash and Receivables** | **(14.0%)** | **(6,853,369)** |
| **Net Assets** | **100.0%** | **48,876,475** |

ADR - American Depository Receipts

a    All or a portion of these securities are on loan. At March 31, 2006, the total market value of the portfolio's securities on loan is $6,581,949 and the total market value of the collateral held by the portfolio is $6,872,456.

b    Non-income producing security.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**STATEMENT OF INVESTMENTS**
**Dreyfus Variable Investment Fund, Special Value Portfolio**
**March 31, 2006 (Unaudited)**

| Common Stocks--95.8% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--14.8%** | | |
| Bally Technologies | 14,700 a | 249,753 |
| Blockbuster, Cl. A | 47,500 | 188,575 |
| Career Education | 8,700 a | 328,251 |
| DeVry | 11,900 a | 270,963 |
| Discovery Holding, Cl. A | 24,900 a | 373,500 |
| Expedia | 13,400 a | 271,618 |
| Gemstar-TV Guide International | 120,300 a | 371,727 |
| Liberty Global, Ser. C | 15,200 a | 300,200 |
| Outback Steakhouse | 6,500 | 286,000 |
| Pearson, ADR | 36,300 | 502,755 |
| Pinnacle Entertainment | 7,300 a | 205,641 |
| Radio One, Cl. D | 39,800 a | 296,908 |
| Viacom, Cl. B | 12,187 a | 472,856 |
| VNU | 8,800 | 286,016 |
| | | **4,404,763** |
| **Consumer Staples--7.3%** | | |
| Cadbury Schweppes | 45,300 | 449,903 |
| Kroger | 33,500 | 682,060 |
| Performance Food Group | 20,000 a | 623,800 |
| Wal-Mart Stores | 8,700 | 410,988 |
| | | **2,166,751** |
| **Energy--7.1%** | | |
| Alpha Natural Resources | 10,800 a | 249,912 |
| Exxon Mobil | 7,400 | 450,364 |
| Massey Energy | 11,300 | 407,591 |
| Occidental Petroleum | 3,900 | 361,335 |
| Range Resources | 7,800 | 213,018 |
| Schlumberger | 3,500 | 442,995 |
| | | **2,125,215** |
| **Finance--15.6%** | | |
| American International Group | 10,000 | 660,900 |
| Axis Capital Holdings | 15,900 | 475,410 |
| Bank of New York | 7,700 | 277,508 |
| Benfield Group | 45,100 | 295,218 |
| Charles Schwab | 33,000 | 567,930 |
| Citigroup | 9,400 | 444,056 |
| JPMorgan Chase & Co. | 8,736 | 363,767 |
| Lazard, Cl. A | 8,400 | 371,700 |
| Montpelier Re Holdings | 16,000 | 260,800 |
| Nuveen Investments, Cl. A | 8,900 | 428,535 |
| Royal Bank of Scotland Group | 15,826 | 514,676 |
| | | **4,660,500** |
| **Health Care--11.6%** | | |
| Abbott Laboratories | 12,300 | 522,381 |
| Community Health Systems | 8,600 a | 310,890 |
| Endo Pharmaceuticals Holdings | 4,600 a | 150,926 |
| ImClone Systems | 15,000 a | 510,300 |
| Kos Pharmaceuticals | 3,000 a | 143,310 |
| Medco Health Solutions | 5,500 a | 314,710 |
| Pfizer | 17,400 | 433,608 |
| Sanofi-Aventis | 5,800 | 551,550 |
| Watson Pharmaceuticals | 17,800 a | 511,572 |
| | | **3,449,247** |
| **Industrial--13.2%** | | |

| | | |
|---|---|---|
| Allied Waste Industries | 48,000 a | 587,520 |
| Aramark, Cl. B | 16,200 | 478,548 |
| CSX | 10,900 | 651,820 |
| Dover | 12,500 | 607,000 |
| Honeywell International | 10,800 | 461,916 |
| Manpower | 11,400 | 651,852 |
| Navigant Consulting | 8,500 a | 181,475 |
| Waste Management | 8,700 | 307,110 |
| | | **3,927,241** |
| **Information Technology--13.1%** | | |
| Agilent Technologies | 6,195 a | 232,622 |
| BEA Systems | 38,500 a | 505,505 |
| CA | 13,800 | 375,498 |
| Diebold | 5,400 | 221,940 |
| IAC/InterActiveCorp | 14,500 a | 427,315 |
| Intel | 12,000 | 232,200 |
| Manhattan Associates | 18,400 a | 404,800 |
| Maxim Integrated Products | 5,700 | 211,755 |
| Microsoft | 22,100 | 601,341 |
| Nokia, ADR | 22,600 | 468,272 |
| TIBCO Software | 27,000 a | 225,720 |
| | | **3,906,968** |
| **Materials--6.8%** | | |
| E I Du Pont de Nemours & Co. | 15,500 | 654,255 |
| Harmony Gold Mining, ADR | 8,500 a | 134,980 |
| Huntsman | 14,600 a | 281,780 |
| MeadWestvaco | 13,600 | 371,416 |
| Rockwood Holdings | 10,500 a | 241,710 |
| Temple-Inland | 8,000 | 356,400 |
| | | **2,040,541** |
| **Telecommunication Services--2.5%** | | |
| Citizens Communications | 34,600 | 459,142 |
| IDT, Cl. B | 26,200 a | 290,034 |
| | | **749,176** |
| **Utilities--3.8%** | | |
| Aquila | 51,300 a | 204,687 |
| Nalco Holding | 23,700 a | 419,490 |
| Sempra Energy | 11,100 | 515,706 |
| | | **1,139,883** |
| **Total Common Stocks** | | |
| (cost $25,228,521) | | **28,570,285** |

| Other Investment--4.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $1,263,000) | 1,263,000 b | **1,263,000** |
| | | |
| **Total Investments** (cost $26,491,521) | **100.0%** | **29,833,285** |
| **Cash and Receivables (Net)** | **.0%** | **12,267** |
| **Net Assets** | **100.0%** | **29,845,552** |

ADR - American Depository Receipts

a    Non-income producing security.

b    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.